UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2008, as amended, (the “Schedule 14D-9”), by Esmark Incorporated, a Delaware corporation (“Esmark” or the “Company”), relating to the tender offer (the “Offer”) made by OAO Severstal, a Russian joint stock company (“Severstal”) on behalf of its indirect, wholly-owned subsidiary to be formed before the expiration of the Severstal Offer under the laws of the State of Delaware (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on May 30, 2008 (as the same may be amended from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, $0.01 par value per share (the “Common Stock”), and the associated preferred share rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated June 13, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent at a price of $19.25 per Share in cash, without any interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2008 and the First Amendment and Supplement to the Offer to Purchase dated June 5, 2008 (together, as amended or supplemented from time to time, the “Offer to Purchase”), as modified by the Second Amendment and Supplement to Purchase dated July 2, 2008 (the “Supplement”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and the Supplement and, in each case, any amendments and supplements thereto, the “Offer”). Copies of the Offer to Purchase, the Supplement and the Letter of Transmittal are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(H) and (a)(1)(I), respectively.

This Amendment should be read in conjunction with the Schedule 14D-9. Unless the context requires otherwise, all capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and restated to the extent specifically provided herein.

Item 1.	Subject Company Information.

Item 1 is hereby amended by replacing subsection (b) with the following:

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the Shares. As of June 25, 2008, there were 39,510,321 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Item 2 is hereby amended and restated as follows:

(a) Name and Address. The filing person of this Schedule 14D-9 is the subject company, Esmark. Its address and telephone number are stated in Item 1(a), above.

(b) Tender Offer. This Schedule 14D-9 relates to the Offer. The Offer is being made on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 25, 2008, by and among Purchaser, Severstal and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, for Severstal to amend its existing tender offer to provide for the terms and conditions of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser with and into the Company (the “Merger”) at the effective time (the “Effective Time”), with the Company surviving as a wholly-owned subsidiary of Severstal (the “Surviving Corporation”). The Offer is conditioned upon, among other things, (i) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares (if any) then owned by Severstal, Purchaser, or any of Severstal’s other subsidiaries, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or rights (other than the Rights) (the “Minimum Tender Condition”) and (b) the period of time for any applicable review process by the Committee on Foreign Investment in the United States under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended, having expired or having been terminated prior to the expiration of the Offer (the “Exon-Florio Condition”). The Offer is also subject to certain other conditions contained in the Supplement. See Section 10 of the Supplement, which sets forth in full the conditions to the Offer.

As set forth in the Schedule TO, the address of the principal executive offices of Severstal are located at ulitsa Mira 30, Vologda Region, Cherepovets, Russia 162600, and its telephone number is 7 820 253 09 09. Purchaser will be formed in the State of Delaware prior to the expiration of the Offer.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

(a) Arrangements between the Company and Its Current Executive Officers and Directors

Item 3 is hereby amended by deleting the last three paragraphs of subsection (a) under the subheading “Executive Employment Agreements” and replacing them with the following:

Messrs. Mooney, Assetta, Krupinski and Ristau

The Company’s employment agreements with Paul J. Mooney, Executive Vice-President and Chief Financial Officer, Vincent D. Assetta, Vice President and Controller, Mill Operations, John Krupinski, Vice President and Controller, Service Center Group, and William Ristau, Vice President, Commercial of Esmark Steel Service Group, Inc. (a wholly-owned subsidiary of the Company and f/k/a Esmark Incorporated) (“ESSG”), provide that the severance benefits on a change of control would be (i) two times the executive’s annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two times maximum annual bonus, plus (iii) any earned but unpaid bonuses. The executive may terminate employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

Messrs. Luptak, Modrowski and Ogrizovich

The Company’s employment agreements with David A. Luptak, Executive Vice President, Mill Operations, Thomas A. Modrowski, Executive Vice President, Downstream Operations, Michael A. Ogrizovich, President, Service Center Operations of ESSG, provide that the severance benefits on a change of control would be (i) two and one-half times the executive’s annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two and one-half times the executive’s maximum annual bonus, plus (iii) any earned but unpaid bonuses. The executive may terminate employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

Michael P. DiClemente

The Company’s employment agreement with Michael P. DiClemente, Vice President and Treasurer, provides severance benefits on a change of control would be (i) one times his annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) one times his maximum annual bonus, plus (iii) any earned but unpaid bonuses. Mr. DiClemente may terminate his employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

The summary is qualified in its entirety by reference to the Executive Employment Agreements that are filed as Exhibits (e)(3)-(e)(12) hereto and are incorporated herein by reference.

Item 3 is hereby amended and supplemented adding the following at the end of subsection (a) thereof:

Effect of the Merger on Equity Plans

Pursuant to the Merger Agreement, all outstanding stock options of the Company that are outstanding immediately prior to the Effective Time and that are not then vested and exercisable, will become fully vested and exercisable immediately before the Effective Time. At the Effective Time, each stock option outstanding immediately prior to the Effective Time shall be canceled and the holder shall become entitled to receive a cash payment (without interest), less applicable withholding taxes, equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per Share of such stock option and (B) the number of Shares underlying such stock option.

Pursuant to the Merger Agreement, at the Effective Time, all outstanding Shares of restricted stock granted under Company Equity Incentive Plans, including time- and performance-based restricted stock unit awards and other deferred stock unit awards, shall vest immediately and the restrictions associated therewith shall be deemed automatically waived at the Effective Time, and each Share of restricted stock will be canceled and converted into the right to receive $19.25 per share from Severstal or the Surviving Corporation in cash, less applicable withholding taxes.

The following table reflects as of the date of this Schedule 14D-9, the consideration in respect of stock options and other restricted stock unit amounts that the Company’s directors and executive officers will receive upon consummation of the Merger.

	Cash-Out of Stock Options	Cash Out of Deferred Stock Units
Albert G. Adkins	$$1,887	$96,154
James Bowen	$46,365	$96,154
Clark Burrus	$1,577	$96,154
C. Frederick Fetterolf	$1,732	$115,885
James V. Koch	$1,577	$96,154
George Munoz	$1,732	$96,154
Joseph Peduzzi	$1,732	$96,154
James A. Todd	$1,732	$96,154
Lynn Williams	$44,003	$96,154

Total (non-employee directors)	$102,336	$885,117

Cash-Out of Restricted Stock Unit
James P. Bouchard	$2,310,000
Craig T. Bouchard	$1,283,340
Paul J. Mooney	$170,767
Michael A. Ogrizovich	$385,000
John Krupinski	$317,625
All executive officers as a group	$9,302,563

Company Benefit Plans

The Company maintains various customary benefit plans in which its employees and officers are eligible to participate.

The Merger Agreement provides that for one year following the closing of the Merger (the “Closing”), Severstal shall ensure that employees of the Company and its subsidiaries whose terms and conditions of employment are not governed by a collective bargaining agreement immediately before the Closing and who remain in the employment of Parent or its affiliates after the Effective Time (the “Continuing Employees”) shall be eligible to receive compensation and employee benefits that, in the aggregate, are no less favorable than those provided to the Continuing Employees immediately prior to the Effective Time (not taking into account the value of any equity or equity related grants or transaction related compensation), but solely to the extent such employees remain in employment during such period. Effective as of the Effective Time, employees of the Company and its subsidiaries whose terms and conditions of employment are governed by a collective bargaining agreement immediately before the Effective Time shall have the terms and conditions of employment as set forth in the collective bargaining agreement applicable to each such employee. Nothing in the section of the Merger Agreement providing for the foregoing shall be construed as: (a) establishing, amending or modifying any company plan or (b) requiring Severstal or any of its affiliates to continue any company plan, or restrict in any way Severstal’s (or any of its affiliates’) rights to amend, modify or terminate any company plan. Nothing in the Merger Agreement shall limit the right of Severstal or the Surviving Corporation or its other affiliates to terminate the employment of any Continuing Employee at any time.

With respect to any welfare plan maintained by Severstal or its affiliates in which Continuing Employees will be eligible to participate after the Effective Time, Severstal shall, and shall cause the Surviving Corporation and its other affiliates, to the extent permitted by the relevant welfare plan, to (a) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees, prior to the Effective Time, under comparable benefit plans that are welfare plans, and (b) provide each such employee with credit for any deductibles and out-of-pocket requirements paid for the plan year that includes the Effective Time under a benefit plan that is a welfare plan in satisfying any comparable deductible or out-of-pocket requirements to the extent applicable under any comparable plan following the Effective Time with respect to the plan year that includes the Effective Time.

Each Continuing Employee shall be given credit for all service with the Company (or service credited by the Company) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation or Severstal or its affiliates in which they participate or in which they become participants for purposes of eligibility and vesting, but solely to the extent such employee was credited with service for such purposes under a comparable benefit plan as of the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(23) hereto and is incorporated herein by reference.

Director and Officer Indemnification and Insurance

The Company’s certificate of incorporation contains provisions relating to the indemnification and advancement of expenses to officers and directors of the Company in connection with claims arising in connection with such officers’ and directors’ service on behalf of the Company. In addition, the Company maintains certain directors’ and officers’ liability insurance policies that cover the officers and directors of the Company.

The Merger Agreement provides that the bylaws of the Surviving Corporation will contain indemnification provisions no less favorable than those that exist in the Company’s bylaws immediately before the Effective Time. The Merger Agreement also provides that the Surviving Corporation will not amend, repeal, or otherwise modify such provisions for six years after the Effective Time if such modifications would affect adversely the individuals who served as directors and officers of the Company and its subsidiaries immediately before the Effective Time.

The Merger Agreement further provides that through the sixth anniversary of the Effective Time, Severstal will cause the Surviving Corporation to maintain the Company’s existing directors’ and officers’ liability insurance, provided that the Surviving Corporation may substitute policies on terms that are, in the aggregate, no less favorable to the officers and directors of the Company on the date of the Merger Agreement than those policies maintained by the Company, provided further that in no event will the Surviving Corporation be required to spend greater than 250% of the annual premium paid by the Company for such coverage.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(23) hereto and is incorporated herein by reference.

Designees for the Esmark Board

The Merger Agreement provides that, effective upon acceptance for payment for any Shares pursuant to the Offer and subject to Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Severstal will be entitled to designate up to the number of directors, rounded up to the next whole number, on the Board, that equals the product of: (1) the total number of directors on the Board, giving effect to the election of any additional directors, and (2) the percentage that the number of Shares owned by Severstal or Purchaser, including Shares accepted for payment, bears to the total number of Shares outstanding on a fully-diluted basis, provided that, in the event Severstal otherwise has the right to elect or designate a majority of directors on the Board, those individuals designed or elected by the USW to serve on the Board pursuant to the collective bargaining agreement between the USW and the Company count as directors designated by Severstal for the purposes of this calculation. The Company and the Board will, upon the request of Purchaser subsequent to the acceptance of any Shares pursuant to the Offer, increase the size of the Board, secure the resignations of directors and remove directors, as necessary, to enable Severstal’s designees to be elected or appointed to the Board and will cause Severstal’s designees to be so elected.

Following the election or appointment of Severstal’s designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Severstal and are not officers or employees of Severstal or its affiliates (the “Continuing Directors”), will be required to authorize (a) any termination of the Merger Agreement by the Company, (b) any amendment to the Merger Agreement, (c) any extension of time for performance of any obligation or action under the Merger Agreement by Severstal or Purchaser, (d) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement that are for the benefit of the Company, (e) any exercise of the Company’s rights or remedies under the Merger Agreement, (f) any action seeking to enforce any obligation of Severstal or Purchaser under the Merger Agreement or (g) any other action relating to the Merger Agreement, or any transactions contemplated by the Merger Agreement if such other action would or could adversely affect, any holders of Shares other than Severstal or Purchaser.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(23) hereto and is incorporated herein by reference.

Item 3 is hereby amended and supplemented adding the following at the end thereof:

(c) Merger Agreement

The summary of the Merger Agreement contained in Section 9 of the Supplement and the descriptions of the conditions of the Offer contained in Section 13 of the Offer to Purchase, attached as Exhibits (a)(1)(E) and (a)(1)(B), respectively, of this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(23) of this Schedule 14D-9 and incorporated herein by reference.

(d) Financing Arrangements between the Company and Severstal

In connection with the Merger Agreement on June 25, 2008, Severstal entered into an Assignment and Assumption Agreement (the “Assignment”) with Essar, whereby Severstal purchased from Essar all of the loans under (a) the amended and restated loan agreement by and among Wheeling-Pittsburgh Corporation, the lenders from time to time parties to the loan and Essar Steel Holdings Limited, dated May 5, 2008, as amended by Amendment and Waiver No. 1, dated May 20, 2008 and which was subsequently amended by Amendment No. 2, dated June 26, 2008 (the “WPSC Facility”) and (b) the loan agreement by and among Esmark Incorporated, Esmark Steel Service Group, Inc. the other loan parties party thereto and Essar Steel Holdings Limited, dated as of May 2, 2008, as amended by Amendment and Waiver No. 1, dated May 20, 2008 and which was subsequently amended by Amendment No. 2, dated June 26, 2008 (the “ESSG Facility”). Under the terms of the Assignment, Severstal, on behalf of the Company, also paid Essar certain termination and change of control fees and prepayment penalties in connection with the termination of the Memorandum of Agreement with Essar, including the $25 million termination fee, inclusive of expenses, and the termination of the Essar Financing Agreements, including a $20.3 million payment in lieu of the exercise by Essar of its conversion option under the WPSC Facility and the ESSG Facility. On June 26, 2008, Esmark delivered a promissory note (the “Esmark Note”) to Severstal in the principal amount equal to $22,205,667, which evidences Esmark’s obligations to reimburse Severstal for amounts paid by Severstal on behalf of Esmark under the Assignment with respect to (i) certain prepayment premiums due to Essar under the WPSC Facility and the ESSG Facility, (ii) payments made in lieu of the exercise by Essar of its conversion option under the WPSC Facility and the ESSG Facility and (iii) certain Essar transaction expenses.

The summary of the Assignment, WPSC Facility, ESSG Facility and Esmark Note contained in Section 6 of the Supplement are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Assignment, WPSC Facility, ESSG Facility and Esmark Note, which are filed as Exhibits (e)(24) through (31) of this Schedule 14D-9 and incorporated herein by reference

Item 4.	The Solicitation or Recommendation.

(a) Recommendation

Item 4 is hereby amended by restating subsection (a) thereof as follows:

The Esmark Board unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer. After careful consideration by the Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, the Board has (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company’s stockholders, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL; and (c) recommended that the Company’s stockholders accept the Offer, tender their Shares to Severstal pursuant to the Offer, and if required, approve the Merger and adopt the Merger Agreement.

A letter to the Company’s stockholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(F) and is incorporated herein by reference in its entirety.

Intent to Tender

In light of the Board’s recommendation, after making reasonable inquiry, to the Company’s knowledge, all of the Company’s executive officers, directors and affiliates and subsidiaries currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such shares in favor of the Merger.

(b) Background and Reasons for the Recommendation

Item 4 is hereby amended and supplemented by amending subsection (b) thereof by deleting the last sentence and adding the following at the end thereof:

On June 11, 2008, the Board met and after careful consideration, including thorough review of the Severstal Offer at $17.00 per Share with the Company’s legal and financial advisors, determined that the Severstal Offer at $17.00 per Share was inadequate, not in the best interests of the Company’s stockholders and recommended that stockholders reject the Severstal Offer at $17.00 per Share.

On June 12, 2008, the arbitrator held a hearing on the request of the USW for injunctive relief to preserve the “status quo” to prevent the Company from taking any action in furtherance of, or to close, modify, amend or consummate any transaction selling a controlling interest or selling all of the assets of the Company pending issuance of a final arbitration award on the USW’s right to bid grievance. On June 13, 2008, the arbitrator issued an award in which it denied the USW’s motion for a “status quo” injunction.

On June 12, 2008, the Executive Committee of the Board met to consider recommending adoption of a stockholder rights plan and, after presentations from the Company’s legal and financial advisors, voted to make such recommendation. On June 12, 2008, after presentations from the Company’s legal and financial advisors and receiving the recommendation of the Executive Committee, the Board adopted a stockholder rights plan and declared a distribution of one right for each outstanding Share to stockholders of record at the close of business on June 13, 2008 and for each Share issued by the Company thereafter. (See Item 8(b) for a description of the rights and the rights plan.)

On June 17, 2008, Severstal issued a press release in which it published a letter sent from Gregory Mason, CEO of Severstal International and COO of Severstal, to James Bouchard, in response to the Board’s recommendation on the Severstal Offer at $17.00 per Share and the Board’s adoption of a stockholder rights plan.

On June 18, 2008, the Company and the USW, and their respective legal counsel, participated in the arbitration hearing relating to the USW’s May 30, 2008 right to bid grievance.

On June 19, 2008, Severstal submitted a letter to the Board reiterating its interest in the Company and stating that it was prepared to replace the WPSC Facility and the ESSG Facility in a manner that satisfied Esmark’s obligations to all credit parties and did not jeopardize Esmark’s business.

On June 22, 2008, the arbitrator delivered to the Company and the USW his written opinion regarding the USW’s May 30, 2008 right to bid grievance. The arbitrator concluded that the USW did not receive sufficiently formal written notice of the timetable or schedule for the consideration of bids for the Company until May 2, 2008. Because the Memorandum of Agreement was entered into prior to that date, the arbitrator held that the Memorandum of Agreement violated the right to bid provision and should be set aside. All other remedies and relief sought by the USW were denied and the arbitrator found that (a) the 52 day right to bid period provided to the USW by the Company did not violate the BLA; (b) the Company’s Rights Plan did not violate the BLA; and (c) Essar’s increased offer for the Company from $17.00 per Share to $19.00 did not initiate or require a new right to bid period under the BLA.

On June 23, 2008, the Company received a notice from Essar that it held the view that the arbitrator had no legal jurisdiction over Essar and no legal authority to set aside the Memorandum of Agreement.

In view of the arbitrator’s decision, on June 23, 2008, at the direction of the Company, UBS advised Essar, Severstal and the USW that the Board was scheduled to meet later in the day and that each party should submit their final and best offer by 3 p.m. on that date in order for it to be considered. Both Severstal and Essar requested extensions of the deadline, which were provided. Essar submitted a letter reiterating their offer at $19.00 per Share. Severstal submitted a letter indicating its proposal to acquire all of the outstanding Shares at $19.25 per Share and stating that the USW was assigning its right to bid under the BLA to Severstal.

On June 23, 2008, the Board held a special meeting and reviewed developments since its June 11, 2008 meeting with management and its legal counsel and financial advisor. The Board authorized management and its legal counsel to move forward with preparing definitive documentation with Severstal.

On June 24, 2008, the Company issued a news release confirming the arbitrator’s June 22, 2008 decision and announcing its agreement to voluntarily extend the USW right to bid period for three days.

From the evening of June 23 through June 25, representatives of the Company, Severstal and their respective legal counsel negotiated terms of the Merger Agreement and financing arrangements with respect to the WPSC Facility and ESSG Facility.

On June 25, 2008, the Board held a special meeting to consider the Merger Agreement and related assignment of the WPSC Facility and ESSG Facility to Severstal. Representatives of UBS, McGuireWoods and Buchanan reviewed the terms of the Merger Agreement, the related assignment of the WPSC Facility and ESSG Facility and the Stockholder Support Agreement. Representatives of UBS presented their financial analysis of the transaction with Severstal and rendered the oral opinion of UBS to the effect that, as of June 25, 2008, and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the $19.25 consideration per Share to be received by the holders of Shares (other than FMA and its affiliates and their investment management clients or in any case any holder of Shares if any of such Shares are beneficially owned (within the meaning thereof under Rule 13d-3 promulgated under the Exchange Act) by any FMA person, and other than the officers and directors of Esmark that hold Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares. After discussion, the Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company’s stockholders, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL; and (c) recommended that the Company’s stockholders accept the Offer, tender their Shares to Severstal pursuant to the Offer, and if required, approve the Merger and adopt the Merger Agreement.

On June 25, 2008, the parties executed the Merger Agreement and the Company and Severstal announced that they had entered into the Merger Agreement.

(c) Reasons for the Recommendation of the Board

Item 4 is hereby amended by restating subsection (c) thereof as follows:

In reaching its decisions to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer and tender their Shares to Severstal pursuant to the Offer, the Board, in consultation with the Company’s management and its legal and financial advisors, considered a number of strategic, financial and other factors. A description of these factors is set forth below.

•	Strategic Factors. The Board considered a number of strategic factors that supported its decision to approve the Merger Agreement and the transactions contemplated thereby, including:

•

the risks and uncertainties faced by the Company in its efforts to increase stockholder value as an independent company, including risks and uncertainties relating to liquidity issues facing the Company especially with respect to its credit facilities due to mature during 2008 and related refinancing prospects in the current credit market, the impact of significant competition from larger companies with greater capital and resources, the effects of ongoing consolidation of both major and smaller competitors in the Company’s industry, and the volatility of prices for raw materials; and

•

the determination that, in light of the foregoing, the Company’s prospects and anticipated competitive position as a standalone entity were likely to be less favorable to the Company’s stockholders than the transactions contemplated by the Merger Agreement.

•

Transaction Financial Terms and Premium to Market Prices. The Board considered a number of financial factors that supported its decision to approve the Merger Agreement and the transactions contemplated thereby, including:

•

the price per Share to be received by holders of the Company’s common stock pursuant to the Offer and the Merger; which represents a premium of 29% over the per Share closing price on April 29, 2008, the last day before the announcement of the Memorandum of Agreement and a premium of 50% over the average trading price of the Shares during the one month period before April 29, 2008;

•	information concerning the recent and historical market price performance of the Company’s Common Stock;

•	information concerning the prices paid in comparable transactions involving other comparable companies, as well as the trading performance of the stock of comparable companies in the industry.

•

Potential Strategic Alternatives; Superiority Over Essar Transaction. The Board considered the available potential strategic alternatives to the transactions contemplated by the Merger Agreement, such as internal development opportunities and other possible business combination alternatives, including a potential transaction with Essar. The Board also considered the process that the Board had undertaken, with the assistance of Company management and its legal and financial advisors, to evaluate strategic alternatives, the fact that no parties other than Severstal had proposed alternative transactions since the public announcement of the Memorandum of Agreement with Essar, the USW’s continuing opposition to a transaction with Essar, and the fact that Essar did not increase its per Share price above $19.00 after Severstal indicated it would increase its per Share price to $19.25.

•	Likelihood of Consummation. The Board considered the high likelihood of completing a transaction with Severstal in view of:

•	the support of the USW for the transaction with Severstal; and

•

the public statements and filings of FMA in favor of a transaction with Severstal, as well as its willingness to sign the Stockholder Support Agreement pursuant to which FMA agrees to tender into the Offer its Shares representing approximately 60% of the outstanding Shares.

•

Opinion of Financial Advisor. The Board considered the financial analysis presented by UBS at the Board’s meeting on June 25, 2008 and the opinion of UBS as to the fairness, from a financial point of view as of June 25, 2008 and based upon and subject to various assumptions, matters considered and limitations described in the opinion, that $19.25 consideration per Share to be received by the holders of Shares (other than FMA and its affiliates and their investment management clients or in any case any holder of Shares if any of such Shares are beneficially owned (within the meaning thereof under Rule 13d-3 promulgated under the Exchange Act by any FMA person, and other than the officers and directors of Esmark that hold Shares) was fair, from a financial point of view, to such holders of Shares. For a detailed description of the opinion, which is attached hereto as Annex II, see the section titled “Opinion of UBS” on page    of this Schedule 14D-9.

•	Terms of the Merger Agreement. The Board considered the terms of the Merger Agreement, including:

•	the price per Share to be received by the Company’s stockholders pursuant to the Offer and the Merger;

•	the absence of any financing condition or contingency on Severstal’s obligation to consummate the Offer and the Merger;

•

the provisions relating to the Purchaser’s ability to extend the Offer under certain circumstances in the event that the conditions to Severstal’s obligation to consummate the Offer are not satisfied as of the initial expiration date of the Offer;

•

the representations and warranties of Severstal contained in the Merger Agreement, including representations and warranties relating to Severstal’s financial ability to pay the consideration due to the Company’s stockholders pursuant to the Offer and the Merger;

•	the availability of appraisal rights in connection with the Merger for stockholders who properly comply with all of the procedures under Delaware law and who do not tender their Shares in the Offer;

•

the provisions relating to the composition of the Board following the completion of the Offer but prior to the consummation of the Merger, which (as referenced above) allow Severstal to designate a specified number of directors but require the approval of the remaining Continuing Directors to authorize on behalf of the Company any amendments to the Merger Agreement or changes to the terms of the transactions contemplated thereby;

•

the provisions that permit the Board, on the terms and conditions of the Merger Agreement, to change or withdraw its recommendation contained in this Schedule 14D-9 in order to comply with its fiduciary duties in light of any superior proposal received by the Company;

•

the provisions that permit the Company, on the terms and conditions of the Merger Agreement, to terminate the Merger Agreement under certain circumstances (which would also result in termination of the Stockholder Support Agreement), including where the Company has received and intends to accept a superior proposal;

•	the circumstances under which a termination fee is payable by the Company; and

•	the conditions to the completion of the transactions contemplated by the Merger Agreement and the likelihood that those conditions will be satisfied.

•

Arrangements to assume ESSG Facility and WPSC Facility. The Board considered the terms of the assignment of the ESSG Facility and WPSC Facility from Essar to Severstal and the related consent under the Company’s revolving credit facility which provides financing pending consummation of the Offer.

•

Regulatory Approvals. The Board considered the regulatory approvals required to complete the transactions contemplated by the Merger Agreement, including those required by the HSR Act and Exon-Florio, and the belief of the Company’s management that the transactions contemplated by the Merger Agreement would be approved by the requisite authorities in a timely fashion and without the imposition on any party of a burdensome condition to the approval.

The Board considered the foregoing factors, which it judged as weighing in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, against a number of other factors identified in its deliberations, which it judged as weighing negatively against the Merger Agreement and the transactions contemplated by the Merger Agreement, including:

•

the possibility that the transactions contemplated by the Merger Agreement might not be completed or might be unduly delayed, as well as the potential adverse consequences to the Company if the transactions contemplated by the Merger Agreement are not completed or are unduly delayed;

•	the fact that the per Share price represented a discount to the trading prices for the Shares after the June 11, 2008 announcement by Essar of its $19.00 per Share price;

•	the fact that the price per Share to be received by the Company’s stockholders pursuant to the Offer and the Merger will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•

the fact that the nature of the Offer and the Merger as an all-cash transaction means that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•

the contractual restrictions contained in the Merger Agreement on the conduct of the Company’s business prior to the completion of the transactions contemplated by the Merger Agreement, which may limit the Company’s ability to pursue business opportunities that it would otherwise pursue;

•

the possibility that the Company could be required to pay a termination fee of $24.5 million to Severstal plus out-of-pocket expenses not to exceed $2 million in connection with the termination of the Merger Agreement under certain circumstances specified in the Merger Agreement; and

•

the possibility that the Company could be required to reimburse Severstal the $25 million paid to Essar in connection with termination of the Memorandum of Agreement in the event the Merger Agreement is terminated under the circumstances specified in the Merger Agreement and repay the Esmark Note in the event of a change of control not involving Severstal.

After considering the foregoing factors, the Board determined that these factors were reasonably acceptable under the circumstances and were outweighed by the potential benefits of the transactions contemplated by the Merger Agreement.

Although this discussion of the factors considered by the Board is intended to include the material considerations weighed by the Board, it is not intended to be exhaustive and may not include all of the factors considered by the Board in reaching its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, the Board did not find it useful to, and did not attempt to, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders. Instead, the Board based its ultimate determination on the totality of the information presented to and factors considered by it. In addition, individual members of the Board may have given different weights to different factors.

In considering the determination by the Board that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its stockholders, the Company’s stockholders should be aware that certain members of the Board and certain officers of the Company have arrangements that may cause them to have interests in the transactions contemplated by the Merger Agreement that are different from, or are in addition to, the interests of the Company’s stockholders generally. See the section titled “Past Contracts, Transactions, Negotiations and Agreements” beginning on page    of this Schedule 14D-9.

(d) Opinion of UBS

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Opinion of UBS Securities LLC

On June 25, 2008, at a meeting of the Board held to evaluate the Offer and the Merger (the “Transaction”), UBS delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 25, 2008, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the $19.25 per Share consideration to be received in the Transaction by the holders of Shares (other than the Excluded Holders (as defined below)) in the Transaction, was fair, from a financial point of view, to such holders. For purposes of this description, “Excluded Holders” means, collectively, (i) Franklin Mutual Advisors, LLC and its affiliates (collectively, “FMA”) and their investment management clients or in any case any holder of Shares if any of such Shares is beneficially owned (within the meaning thereof under Rule 13d-3 promulgated under the Securities Exchange Act of 1934) by any FMA person and (ii) the officers and directors of Esmark that hold Shares.

The full text of UBS’ written opinion describes assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached as Annex II hereto and is incorporated into this Schedule 14D-9 by reference in its entirety. UBS’ opinion was provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the $19.25 per Share consideration, from a financial point of view, and does not address any other aspect of the Transaction. The opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available with respect to Esmark or Esmark’s underlying business decision to effect the Transaction or any related transaction. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares in the Offer or how such stockholder should vote or act with respect to the Transaction. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety. The summary of UBS’ opinion presented below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Esmark;

•

reviewed certain internal financial information and other data relating to the businesses and financial prospects of Esmark that were provided to UBS by Esmark’s management and not publicly available, including financial forecasts and estimates prepared by Esmark’s management that the Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of Esmark’s senior management concerning the businesses and financial prospects of Esmark;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of Esmark Common Stock;

•	reviewed the June 24, 2008 draft of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

At the Board’s request, UBS contacted third parties to solicit indications of interest in a possible transaction with Esmark and held discussions with certain of these parties and with Essar prior to the date of UBS’ opinion.

In connection with its review, with the consent of the Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Esmark, and it was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Board, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Esmark’s management as to the future financial performance of Esmark. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the Board, UBS was not asked to, nor did it, offer any opinion as to the terms, other than the $19.25 per Share consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or any related documents or the form of the Transaction or any related transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the $19.25 per Share consideration. In rendering its opinion, UBS assumed, with the consent of the Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) Parent, Purchaser and Esmark would comply with all material terms of the Merger Agreement and (iii) the Transaction would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. Except as described above, the Board imposed no other instructions or limitations on UBS with respect to the investigations made or procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Board, UBS performed a variety of financial and comparative analyses. The following summary is not a complete description of all the analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and selected transactions analysis summarized below, no company or transaction used as a comparison is either identical or directly comparable to Esmark or the Transaction. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

The estimates of Esmark’s future performance provided by Esmark’s management in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Esmark. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.

The $19.25 per Share consideration was determined through negotiation between Esmark and Parent, and the decision by the Board to enter into the Merger Agreement was solely that of the Board. UBS’ opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Board with respect to the Transaction or the $19.25 per Share consideration to be received by the holders of Shares.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Board on June 25, 2008 in connection with UBS’ opinion relating to the Transaction. Portions of the financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Company Analysis

UBS compared selected financial information, ratios and public market data for Esmark to the corresponding data for the publicly traded companies identified below that were selected by UBS. UBS further classified the companies, as a function of their businesses, as “Integrated Steel Companies”, “Mini Mill Steel Companies”, “North American Service Centers” and “Processors.”

Although none of these companies is directly comparable to Esmark, these companies were selected, among other reasons, because their equity is publicly traded in the United States and they operate in the steel industry:

Integrated Steel Companies	Mini Mill Steel Companies	North American Service Centers	Processors
AK Steel Holding Corporation	Nucor Corporation	A.M. Castle & Co.	Gibraltar Industries, Inc.

ArcelorMittal	Steel Dynamics, Inc.	Olympic Steel, Inc.	Worthington Industries, Inc.

United States Steel Corporation		Reliance Steel & Aluminum Co. Russel Metals Inc.

UBS reviewed the enterprise value for each of the selected companies, which was calculated as the value of its common equity, plus the book value of debt and minority interest, less cash and cash equivalents, as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the four most recently completed calendar quarters and the estimated EBITDA for each of fiscal years 2008 and 2009. UBS then compared these multiples derived from the selected companies with corresponding multiples implied for Esmark based on the closing price of Esmark Common Stock on April 29, 2008, the last trading day prior to the announcement of the Memorandum of Agreement with Essar, and the $19.25 per Share consideration in the Transaction. Equity market value and multiples for the selected companies were based on closing stock prices on June 20, 2008. Financial data for the selected companies were based on publicly available information and consensus estimates. Financial data for Esmark were based on publicly available information and estimated data provided by Esmark’s management.

The results of these analyses are summarized in the following table:

	Enterprise Value / EBITDA
	LTM	CY2008E	CY2009E
Integrated Steel Companies
Mean	10.5	7.3	6.5
Median	9.2	7.3	6.6

Mini Mill Steel Companies
Mean	8.5	6.8	6.6
Median	8.5	6.8	6.6

North American Service Centers
Mean	9.3	6.7	6.7
Median	8.6	6.9	6.7

Processors
Mean	10.6	9.2	8.2
Median	10.6	9.2	8.2

Overall
Mean	9.8	7.3	6.9
Median	9.2	7.3	6.8
High	13.7	10.7	9.5
Low	7.5	5.6	5.0

Esmark at Closing Price on Last Trading Day Before Announcement of Entry into Memorandum of Agreement with Essar (April 29, 2008)	NM	8.4	6.7

Esmark at Severstal’s $19.25 Offer Price	NM	9.9	7.8

Selected Precedent Transactions Analysis

UBS reviewed the transaction value, calculated as the purchase price paid for the target company’s equity, plus the book value of debt and minority interest, less cash and cash equivalents, as a multiple of EBITDA for the four most recently completed calendar quarters, in each case to the extent such financial data were publicly available at the time of announcement of the relevant transaction, for each of the 38 selected transactions set forth below involving steel company target entities or assets.

Selected Precedent Steel Company Transactions

Date Announced	Acquiror	Target
June 16, 2008	ArcelorMittal	Bayou Steel Corporation

March 21, 2008	OAO Severstal	Sparrows Point, a steel mill owned by ArcelorMittal

December 10, 2007	Evraz Group S.A.	Claymont Steel Holdings, Inc.

November 18, 2007	Gerdau S.A.	Quanex Corporation*

August 26, 2007	United States Steel Corporation	Stelco Inc.

Date Announced	Acquiror	Target
July 10, 2007	Gerdau AmeriSteel Corporation	Chaparral Company

May 3, 2007	SSAB Svenskt Stal AB	IPSCO Inc.

April 30, 2007	Ternium SA	Grupo IMSA S.A.B. de C.V.

April 15, 2007	Essar Global	Algoma Steel Inc.

March 29, 2007	United States Steel Corporation	Lone Star Technologies, Inc.

March 20, 2007	OneSteel Ltd	Smorgon Steel Group Ltd.

March 16, 2007	Esmark Inc.	Wheeling Pittsburgh Corp.

January 2, 2007	Nucor Corporation	Harris Steel Group Inc.

December 20, 2006	ArcelorMittal	Sicarsta

November 20, 2006	Evraz Group S.A.	Oregon Steel, Inc.

October 17, 2006	Tata Steel UK Limited	Corus Group plc

September 11, 2006	IPSCO Inc.	NS Group Inc.

June 12, 2006	Tenaris S.A.	Maverick Tube Corp.

March 17, 2006	Black Diamond Capital Management, L.L.C.	Bayou Steel Corporation

January 27, 2006	Mittal Steel Company N.V.	Arcelor S.A.

November 23, 2005	Arcelor S.A.	Dofasco Inc.

October 24, 2005	Mittal Steel Company N.V.	KryvorizhStal

October 18, 2005	Steel Dynamics, Inc.	Roanoke Electric Steel Corporation

October 4, 2005	OYAK	Erdemir Group

July 22, 2005	Industrias CH, S.A. de C.V.	Republic Engineered Products, Inc.

May 18, 2005	Techint Group	Hylsamex S.A. de C.V.

April 18, 2005	Nucor Corporation	Marion Steel Co.

January 10, 2005	Nucor Corporation	Fort Howard Steel, Inc.

October 25, 2004	Mittal Steel Company N.V.	International Steel Group Inc.

June 28, 2004	Arcelor S.A.	Companhia Siderurgica de Tubarao S.A.

August 24, 2002	LNM Holdings N.V.	Iscor Ltd.

April 13, 2001	Kawasaki Steel Corp.	NKK Corp.

February 19, 2001	Usinor S.A.	Arbed S.A.

February 19, 2001	Usinor S.A.	Aceralia Corporación Siderúrgica S.A.

August 4, 1999	Gerdau S.A.	Ameristeel Corporation

June 7, 1999	British Steel Plc	Koninklijke Hoogovens N.V.

May 21, 1999	AK Steel Holding Corporation	Armco Inc.

March 17, 1998	Ispat International N.V.	Inland Steel Industries, Inc.

*	Excludes building parts division spun-off to Quanex shareholders.

In addition, UBS reviewed the transaction value for each of the 12 selected transactions set forth below involving target companies that are steel processors or service centers.

Selected Precedent Service Center and Processor Company Transactions

Date Announced	Acquiror	Target
June 17, 2008	Reliance Steel & Aluminum Co.	PNA Group Holding Corporation

July 24, 2007	Platinum Equity L.L.C.	Ryerson Inc.

June 21, 2007	Symmetry Holdings Inc.	Novamerican Steel Inc.

August 14, 2006	A.M. Castle & Co.	Transtar Metals Inc.

February 15, 2006	Platinum Equity L.L.C.	PNA Group, Inc.

January 17, 2006	Reliance Steel & Aluminum Co.	Earle M. Jorgensen Company

June 1, 2005	Reliance Steel & Aluminum Co.	Chapel Steel Corp.

May 18, 2005	Apollo Management V, L.P.	Metals USA, Inc.

December 21, 2004	Edgen/Murray L.P. (Jefferies Capital Partners)	Edgen Corp.

October 26, 2004	Ryerson Tull, Inc.	Integris Metals, Inc.

April 15, 2003	Russel Metals Inc.	Leroux Steel Inc.

May 21, 2001	Reliance Steel & Aluminum Co.	Pitts-Des Moines, Inc.

UBS then compared these multiples derived from the selected transactions to the multiple implied for Esmark based on the $19.25 per share consideration in the Transaction and Esmark’s EBITDA for the four most recently completed calendar quarters, which was not a meaningful multiple because Esmark’s EBITDA for that period was a negative number. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data for Esmark were provided by Esmark’s management.

The following tables summarize the results of this analysis:

Enterprise Value/ LTM EBITDA
Selected Precedent Steel Industry Company Transactions
Mean	8.4
Median	7.2

Selected Precedent Service Center and Processor Company Transactions
Mean	6.0
Median	6.1

Esmark at Severstal’s $19.25 Offer Price	NM

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of Esmark using certain financial forecasts and estimates prepared by Esmark’s management for the final two fiscal quarters of 2008 and fiscal years 2009 through 2012 that the Board directed UBS to utilize for purposes of its analysis. UBS calculated a range of implied present values as of June 30, 2008 of the stand-alone unlevered, after-tax free cash flows that Esmark was forecasted to generate from July 1, 2008 through December 31, 2012 using discount rates ranging from 12.0% to 14.0%. UBS also calculated estimated terminal values for Esmark as of December 31, 2012, using multiples ranging from 5.0 to 7.0 times estimated EBITDA for fiscal year 2012. The estimated terminal values were then discounted to present value as of June 30, 2008 using discount rates ranging from 12.0% to 14.0%. For each combination of discount rate and terminal value multiple, UBS added the present value of free cash flows to the implied present value of the estimated terminal value to arrive at an implied enterprise value as of June 30, 2008 for Esmark. UBS calculated an implied common equity value of Esmark as the implied enterprise value less the book value of net debt plus the estimated value, based on assumptions Esmark’s management directed UBS to use, of the net settlement proceeds from certain legal proceedings and the tax shield provided by net operating losses of Esmark. Implied values per share as of June 30, 2008 of Esmark common stock were calculated using diluted shares of common stock of Esmark outstanding based on the treasury stock method, as provided by public filings and Esmark’s management. The discounted cash flow analysis resulted in an implied equity reference range per share of Esmark common stock of approximately $6.00 to $11.00, as compared to the $19.25 per share consideration in the transaction.

Miscellaneous

Under the terms of UBS’ engagement, Esmark has agreed to pay UBS for its financial advisory services in connection with the Transaction an aggregate fee currently estimated to be approximately $12.45 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the Transaction. Under the terms of UBS’ engagement, in April, 2008, UBS rendered an opinion to the Board with respect to the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Holders) of the consideration offered to be paid to such holders by Essar in connection with the proposed business combination transaction between Esmark and Essar, for which UBS earned a fee. In addition, Esmark has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of its counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

In the past, UBS and its affiliates have provided services to Esmark or its subsidiaries, and to Parent, unrelated to the Transaction, for which UBS received compensation, including having acted as a financial advisor to Esmark in connection with its sale of a minority equity interest in Wheeling-Nisshin, Inc., having acted as financial advisor to Wheeling-Pittsburgh, a subsidiary of Esmark in connection with the previously proposed business combination involving Wheeling-Pittsburgh and Companhia Siderúrgica Nacional and in connection with the completed business combination between Wheeling-Pittsburgh and Esmark, and having acted as an underwriter in connection with Parent’s November 2006 offering of ordinary shares and global depositary receipts. UBS or an affiliate is a participant in a receivables financing facility of Parent for which UBS or an affiliate has received and continues to receive fees and interest payments. In addition, UBS has advised Parent in connection with a potential financing transaction and expects that, if Parent pursues such transaction, UBS will be retained by Parent in that connection to serve as its financial advisor and would receive compensation therefor. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Esmark and Parent and, accordingly, may at any time hold a long or short position in such securities.

Esmark selected UBS as its financial advisor in connection with the Transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with Esmark and its businesses. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 is hereby amended and supplemented by adding the following at the end thereof:

Introduction Agent. The Company retained Raymond James & Associates (“RJA”) as introduction agent in connection with refinancing its term loan facility and paid RJA a fee in connection with the assignment of the WPSC Facility and the ESSG Facility to Severstal.

Item 6.	Interest in Securities of the Subject Company.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

See paragraph (d) of Item 3 “Past Contracts, Transactions, Negotiations and Agreements” for a discussion of payments to Essar in connection with Essar’s conversion right to purchase Shares under the WPSC Facility and the ESSG Facility and transfer of these rights to Severstal under the Assignment.

Item 8.	Additional Information.

Item 8 is hereby amended and restated as follows:

(a) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

(b) Stockholders Rights Agreement

On June 12, 2008, the Board adopted a stockholder rights plan and declared a distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on June 13, 2008 and for each Share issued by the Company thereafter. Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a “Unit”) of Series A Junior Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price of $60.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 13, 2008 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A.

Under the terms of the Rights Agreement, if a person or group acquires 15% or more of the outstanding Shares (a “Triggering Event”), each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, a number of Shares having a market value of twice such exercise price. In addition, if the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Company’s outstanding Shares, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. Notwithstanding the above, an acquisition of 15% or more of the outstanding Shares will not constitute a Triggering Event if it results solely as a result of: (i) the consummation of a tender offer or other acquisition transaction made by the USW or its permitted transferee or assignee pursuant to the right to bid provisions of the BLA if applicable to the Company and approved by the Board, (ii) the consummation of a tender offer for which the Company has made a favorable recommendation to its stockholders pursuant to Rule 14d-9 of the Exchange Act, or (iii) the consummation of a tender offer for which the Company has not made a favorable recommendation to its stockholders pursuant to Rule 14d-9 of the Exchange Act, provided that any tender offer described in this clause (iii) has been consummated (A) at a time when there is at least one other bid or proposal to acquire the Company pending and (B) at least 21 business days after the later of (x) the expiration of any right to bid periods provided in the BLA with respect to such tender offer and all other such bids or proposals and (y) the USW entering into successorship agreements under the BLA, or agreeing to waive the applicability of such provisions of the BLA, with the person making such tender offer and with all other persons whose bids or proposals to acquire the Company are pending.

Because the Board is making a favorable recommendation to it stockholders with respect to the Offer and the Merger, there is no Triggering Event and stockholders will not be entitled to exercise Rights in connection with the Offer or Merger.

The foregoing summary is qualified in its entirety by reference to the Rights Agreement and the form of Certificate of Designation for the Preferred Shares, filed as Exhibit (e)(20) and Exhibit (e)(21) of this Schedule 14D-9, respectively, and each of which is incorporated by this reference.

(c) Top-Up Option

Subject to certain terms and conditions set forth in the Merger Agreement, Esmark has granted to Severstal and Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly-issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Severstal, Purchaser, and any of their respective affiliates immediately following consummation of the Offer, will constitute one share more than 90% of the Shares outstanding immediately before the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Date”) (including any unexercised options to acquire Shares outstanding immediately prior to the Acceptance Date and after giving effect to the issuance of the Top-Up Option Shares), at a purchase price per Top-Up Option Share equal to the Offer Price, payable in cash. The exercise of the Top-Up Option is subject to Severstal or Purchaser beneficially owning at least 85% of the number of Shares then outstanding and to the condition that the Top-Up Option be exercisable for a number of Shares not in excess of the total authorized and unissued Shares.

The Top-Up Option may be exercised by Purchaser, whether in whole or in part, in accordance with the procedures set forth in the Merger Agreement, at any time after the Acceptance Date and prior to the earlier of the Effective Time, and the termination of the Merger Agreement in accordance with its terms. The purchase price for the Top-Up Option Shares will be payable by Severstal or Purchaser by delivery of, at their option, (a) immediately available funds by wire transfer, or (b) issuance of a promissory note having full recourse to Severstal.

The Top-Up Option is intended to expedite the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Purchaser’s ownership of a majority of outstanding Shares following completion of the Offer.

(d) Anti-Takeover Statutes and Provisions

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, Offer, and the Merger, as described in Item 4 above, and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

(e) Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their Shares to Purchaser pursuant to the Offer and have not voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Severstal may cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting shareholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

(f) Regulatory Approvals

United States Antitrust Approvals. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern Daylight Time on June 30, 2008.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Severstal, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

CFIUS. The Exon-Florio Act authorizes the President to block or unwind any foreign acquisition of control of a U.S. business that could adversely affect U.S. national security. The President has delegated certain of his authorities under the Exon-Florio provision to the interagency Committee on Foreign Investment in the United States (“CFIUS”). The Exon-Florio provision does not contain a statute of limitations, and a decision by the President to block or unwind a transaction pursuant to the Exon-Florio provision is not subject to judicial review. The Exon-Florio provision does not require a party to obtain approval before entering into a transaction. It does, however, authorize the President to unwind a transaction at any time if the transaction has not been approved. To avoid this uncertainty, the Exon-Florio provision provides one or more parties to a transaction with a mechanism to submit a voluntary notice of the transaction to CFIUS in advance so that they might receive a “no action” letter approving the transaction and protecting it from Presidential action in the future.

On June 2, 2008, Severstal provided formal notice to CFIUS of its proposed acquisition of the Company. From the point that CFIUS accepts this formal notice, CFIUS has up to thirty days to review the transaction and determine whether to issue a “no action” letter or to begin an additional 45-day full investigation of the transaction and its implications for U.S. national security. On July 1, 2008, Severstal and the Company filed a joint voluntary notification to CFIUS confirming the contents of Severstal’s notice of June 2, 2008. Severstal has requested that CFIUS complete its review of the transaction prior to July 18, 2008.

Cautionary Note Regarding Forward-Looking Statements.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. This Schedule 14D-9 contains forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward- looking statements. Actual results may vary significantly from these forward-looking statements based on a variety of factors. Important factors are described in the Company’s Annual Report on Form 10-K filed on May 20, 2008, in the section entitled “Risk Factors.” Further risks and uncertainties associated with the Offer include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that the future trading price of our common stock could be volatile and could be subject to price fluctuations; and the risk that stockholder litigation in connection with the Offer, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

The foregoing is qualified in its entirety by reference to the Offer to Purchase and the Merger Agreement, filed hereto as Exhibit (a)(1)(B) and Exhibit (e)(23) of this Schedule 14D-9, respectively, and each of which is incorporated by this reference.

Item 9.	Exhibits.

(a)(1)(D)	First Amendment and Supplement to Offer to Purchase, dated June 5, 2008 (incorporated herein by reference to Exhibit (a)(1)(G) of Schedule TO filed by OAO Severstal on June 6, 2008).

(a)(1)(E)	Second Amendment and Supplement to Offer to Purchase, dated July 2, 2008 (incorporated herein by reference to Exhibit (a)(1)(H) of Schedule TO filed by OAO Severstal and the Company on July 2, 2008).

(a)(1)(F)	Amended and Restated Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(I) of Schedule TO filed by OAO Severstal and the Company on July 2, 2008).

(a)(2)(F)	Letter to Company’s stockholders communicating the Esmark Board’s recommendation, dated July 2, 2008 (filed herewith).

(e)(23)	Agreement and Plan of Merger, dated as of June 25, 2008, by and between Esmark Incorporated and OAO Severstal (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 1, 2008).

(e)(24)	Assignment and Assumption Agreement, dated as of June 25, 2008, by and between OAO Severstal and Essar Steel Holdings Limited (filed herewith).

(e)(25)	Term Loan Agreement, dated as of May 2, 2008 (the “ESSG Term Loan”), by and among Esmark Incorporated, Esmark Steel Service Group, Inc., the other Loan Parties party thereto, the Lenders party hereto, and Essar Steel Holdings Limited, as administrative agent for the Lenders (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 8, 2008).

(e)(26)	Amended and Restated Term Loan Agreement, dated as of May 5, 2008 (the “WPSC Term Loan”), among Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Corporation and Essar Steel Holdings Limited, as administrative agent for the Lenders (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 8, 2008).

(e)(27)	Amendment and Waiver No. 1 to ESSG Term Loan, dated as of May 20, 2008, by and between Esmark Steel Service Group, Inc. and Essar Steel Holdings Limited (filed herewith).

(e)(28)	Amendment and Waiver No. 1 to WPSC Term Loan, dated as of May 20, 2008, by and among Wheeling-Pittsburgh Steel Corporation, Wheeling-Pittsburgh Corporation and Essar Steel Holdings Limited (filed herewith).

(e)(29)	Amendment No. 2 to the ESSG Term Loan Agreement, dated as of June 26, 2008 by and among Esmark Steel Service Group, Inc. and OAO Severstal (filed herewith).

(e)(30)	Amendment No. 2 to the WPSC Amended and Restated Term Loan Agreement, dated as of June 26, 2008 by and among Wheeling-Pittsburgh Steel Corporation, Wheeling-Pittsburgh Corporation and OAO Severstal (filed herewith).

(e)(31)	Promissory Note, dated as of June 26, 2008, by and between Esmark Incorporated and OAO Severstal (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

ESMARK INCORPORATED

By:	/s/ JAMES P. BOUCHARD
Name:	James P. Bouchard
Title:	Chairman, Chief Executive Officer and Director

Dated: July 2, 2008

Annex I

Esmark Incorporated

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about July 2, 2008, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Esmark Incorporated (“Esmark,” “Company,” “we” or “our”) to the holders of record of shares of the common stock of the Company, par value $0.01 (the “Shares”), including the associated Series A Junior Preferred Stock purchase rights issued pursuant to the rights agreement, dated June 13, 2003, between the Company and Computershare Trust Company, N.A. You are receiving this Information Statement in connection with the possible election of persons designated by OAO Severstal (“Severstal”) to a majority of the seats on the board of directors of the Company (the “Board”).

On June 25, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company and Severstal. Pursuant to the Merger Agreement, Severstal has amended its tender offer to provide for the purchase of all outstanding Shares in exchange for $19.25 per Share in cash, without any interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement as described in the Second Amendment and Supplement to the Offer to Purchase dated July 2, 2008 (the “Supplement”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, dated May 30, 2008 and the First Amendment and Supplement to the Offer to Purchase, dated June 5, 2008, as amended or supplemented from time to time (the “Offer to Purchase”), as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase, the Supplement and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A), (a)(1)(H), (a)(1)(I), and respectively, to the Tender Offer Statement on Schedule TO filed by Severstal and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 30, 2008, as amended (the “Schedule TO”).

The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser with and into the Company (the “Merger”) at the effective time (the “Effective Time”), with the Company surviving as a wholly-owned subsidiary of Severstal (the “Surviving Corporation”). The Offer is conditioned upon, among other things, (a) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares (if any) then owned by Severstal, Purchaser, or any of Severstal’s other subsidiaries, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or rights (other than the Rights) (the “Minimum Tender Condition”) and (b) the period of time for any applicable review process by the Committee on Foreign Investment in the United States under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended, having expired or having been terminated prior to the expiration of the Offer (the “Exon-Florio Condition”). The Offer is also subject to certain other conditions contained in the Supplement. See Section 10 of the Supplement, which sets forth in full the conditions to the Offer.

The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Severstal, Purchaser, or the Severstal Designees (as defined below) has been provided by Severstal. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

As set forth in the Supplement, the Offer is currently scheduled to expire at 12:00 midnight, New York city time, on July 18, 2008, unless the Offer is extended by Severstal or Purchaser.

RIGHT TO DESIGNATE DIRECTORS; SEVERSTAL DESIGNEES

The Merger Agreement provides that, at the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer, Severstal will be entitled to designate up to the number of directors, rounded up to the next whole number (the “Severstal Designees”), on the Board, that equals the product of: (1) the total number of directors on the Board, giving effect to the election of any additional directors, and (2) the percentage that the number of Shares owned by Severstal or Purchaser, including Shares accepted for payment, bears to the total number of Shares outstanding on a fully-diluted basis, provided that those individuals designed or elected by the USW to serve on the Board pursuant to the collective bargaining agreement between the USW and the Company count as directors designated by Severstal for the purposes of this calculation. The Company and the Board will, upon the request of Purchaser subsequent to the acceptance for any Shares pursuant to the Offer, increase the size of the Board, secure the resignations of directors and remove directors, as necessary, to enable the Severstal Designees to be elected or appointed to the Board and will cause the Severstal Designees to be so elected.

Following the election or appointment of Severstal’s designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Severstal and are not officers or employees of Severstal or its affiliates (the “Continuing Directors”), will be required to authorize (i) any termination of the Merger Agreement by the Company, (ii) any amendment to the Merger Agreement, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Severstal or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement that are for the benefit of the Company, (iv) any exercise of the Company’s rights or remedies under the Merger Agreement, (v) any action seeking to enforce any obligation of Severstal or Purchaser under the Merger Agreement or (vi) any other action relating to the Merger Agreement, or any transactions contemplated by the Merger Agreement if such other action would or could adversely affect, any holders of Shares other than Severstal or Purchaser.

The Severstal Designees will be selected by Severstal from the individuals listed below. The information provided below was provided by Severstal for inclusion in this Information Statement and the Company has not made any independent verification of, and makes no representation as to, the accuracy or completeness of the information regarding the Severstal Designees. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. No person on the below-noted table from whom the Severstal Designees will be selected currently is a director of, or holds any positions with, the Company. Severstal has advised the Company that, to the best of Severstal’s knowledge, except as set forth below, none of the Severstal Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and Severstal or Purchaser that have been described in the Schedule TO or the Schedule 14D-9.

None of the persons listed below has, during the past five years, (1) had a petition under federal bankruptcy laws or state insolvency laws filed by or against the person or any partnership or business with which he was associated, (2) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (3) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (4) been found by a court of competent jurisdiction or the Commodity Futures Trading Commission to have violated any federal commodities laws or (5) been a party to any material proceedings which is adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each individual from which Severstal will select the Severstal Designees. Unless otherwise indicated, the current business address of each person is 14661 Rotunda Drive, P.O. Box 1699, Dearborn, Michigan, 48120. Unless otherwise indicated, all persons listed below are citizens of the United States.

Name and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
James P. Hrusovsky Business Address: 100 Industrial Park Rd., Columbus, MS 39701	Mr. Hrusovsky has been a Director and the Chief Executive Officer of SeverCorr, LLC since January 2008 and was Chief Operating Officer of Severstal North America, Inc. from November 2006 to December 2007. Prior to such time, Mr. Hrusovsky served as Vice President and General Manager at Mittal Steel’s Burns Harbor (Indiana) Plant from 2005 to 2006, and as Vice President and General Manager at ISG’s Indiana Harbor Plant from 2003 to 2005.

Sergei Kuznetsov Business Address: 2/3 Klara Tsetkin Street, Moscow 127299 Russia Citizenship: Russian Federation	Mr. Kuznetsov has been the Chief Financial Officer and Deputy Director General of OAO Severstal since May 2008. Prior to such time, Mr. Kuznetsov served as the Chief Financial Officer of Severstal North America, Inc.

Vadim Makhov Business Address: ulitsa Mira 30, Vologda Region, Cherepovets, Russia 162600 Citizenship: Russian Federation	Mr. Makhov is an executive Director and Deputy Chief Executive Officer for Strategy and Business Development of OAO Severstal. Mr. Makhov also serves as Chairman of the Board of Directors of Severstal US Holdings, LLC, Severstal North America, Inc. and Severstal Investments, LLC and as a member of the Board of Directors of Alliance-1420.

Gregory Mason Business Address: 11/3 Khokhlvosky pereulok, Moscow 109028 Russia	Mr. Mason has been the Chief Operating Officer of OAO Severstal and the Chief Executive Officer of Severstal International since 2004. From 2000 through 2004, Mr. Mason was the Managing Partner of Metal Strategies.

Ronald J. Nock

Mr. Nock has been the President and Chief Executive Officer of Severstal North America, Inc. since January 2006. Prior to this, Mr. Nock served as Chief Executive Officer (January 2005 through December 2005) and as Chief Operating Officer (February 2004 through December 2004) of Severstal North America, Inc., and as Senior Vice President of Rouge Industries, Inc. (predecessor to Severstal North America, Inc.), prior to 2004.

Martin Szymanski

Mr. Szymanski has been Vice President, General Counsel and Secretary of Severstal North America, Inc. since January 2004. From 1999 to 2004, Mr. Szymanski was Vice President, General Counsel and Secretary for Rouge Industries, Inc. (predecessor to Severstal North America, Inc.).

CERTAIN INFORMATION REGARDING THE COMPANY

On November 27, 2007, Esmark consummated a business combination transaction (the “Combination”) in which Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh”) and Esmark Steel Service Group, Inc. (f/k/a Esmark Incorporated) (“ESSG”) became wholly-owned subsidiaries of the Company. Esmark was incorporated on March 9, 2007 under the name of Clayton Acquisition Corporation. Clayton Acquisition Corporation was incorporated for the sole purpose of effecting the Combination of ESSG, a privately-held corporation, and Wheeling-Pittsburgh, a public company. Immediately following the Combination, Clayton Acquisition Corporation changed its name to Esmark Incorporated and the former Esmark Incorporated changed its name to Esmark Steel Service Group, Inc.

The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of the close of business on June 25, 2008, there were 39,510,321 Shares outstanding.

INFORMATION CONCERNING CURRENT

DIRECTORS AND EXECUTIVE OFFICERS OF ESMARK CORPORATION

The following table sets forth certain information with respect to directors and executive officers of Esmark as of May 7, 2008:

James P. Bouchard	46	Chairman of the Board of Directors and Chief Executive Officer
Craig T. Bouchard	54	Vice Chairman of the Board of Directors and President
Paul J. Mooney	56	Executive Vice President and Chief Financial Officer
David A. Luptak	50	Executive Vice President, Mill Operations
Thomas A Modrowski	51	Executive Vice President, Downstream Operations
J. Gregory Pilewicz	45	Senior Vice President, Human Resources
Michael P. DiClemente	54	Vice President and Treasurer
Vincent D. Assetta	43	Vice President and Controller, Mill Operations
John F. Krupinski	47	Vice President and Controller, Service Center Operations
Albert G. Adkins	60	Board of Directors
James L. Bowen	72	Board of Directors
Clark Burrus	79	Board of Directors
C. Frederick Fetterolf	79	Board of Directors
James V. Koch	65	Board of Directors
George Munoz	56	Board of Directors
Joseph Peduzzi	42	Board of Directors
James A Todd	79	Board of Directors
Lynn R. Williams	83	Board of Directors

James P. Bouchard became Chairman of the Board of Directors and Chief Executive Officer of Esmark on November 27, 2007. Mr. Bouchard became a member of the Board of Wheeling-Pittsburgh in November 2006 and was elected to the positions of Chairman of the Board and Chief Executive Officer of Wheeling-Pittsburgh. Mr. Bouchard is the founder, Chief Executive Officer, and Chairman of the Board of Esmark Incorporated and Chairman and Chief Executive Officer of the Bouchard Group, L.L.C. Prior to founding Esmark in May 2003, Mr. Bouchard was Vice President-Commercial for U. S. Steel Kosice (Europe) from 2000 to August 2002. During his 15-year career at U. S. Steel Group, Mr. Bouchard was Manager-Marketing, Manager—National Accounts and Strategic Market Development Manager. Mr. Bouchard served on the C.D.E. committee for Eurofer in Brussels, Belgium. In addition, he served as Chairman of the Steel Shipping Container Institute (SSCI) supplier division American Iron and Steel Institute (AISI) in Washington, DC and was named to the Board of Directors of the American Iron and Steel Institute-Washington, DC in January 2007.

Craig T. Bouchard became Vice Chairman of the Board of Directors and President of Esmark on November 27, 2007. Mr. Bouchard became a member of the Board of Wheeling-Pittsburgh in November 2006 and was elected to the positions of Vice Chairman of the Board and President of Wheeling-Pittsburgh. Mr. Bouchard is the co-founder and President of Esmark. Mr. Bouchard has 25 years of experience in domestic and international finance, specializing in mergers, acquisitions and corporate finance and international trading, software and analytics. From 1998 to January 2003, Mr. Bouchard was the President and Chief Executive Officer of NumeriX, a Wall Street software company. Prior to helping found NumeriX, Mr. Bouchard was a Senior Vice President at the First National Bank of Chicago (now J.P. Morgan Chase) from 1976 to 1995. During his 19-year career at the bank, Mr. Bouchard was the Global Head of Derivatives Trading, Head of Institutional Research, and Head of Asia Pacific.

Paul J. Mooney became Executive Vice President and Chief Financial Officer of Esmark on November 27, 2007. Mr. Mooney had been an Executive Vice President and the Chief Financial Officer of Wheeling-Pittsburgh and WPSC since October 1997. Mr. Mooney was a director of Wheeling-Pittsburgh from August 2003 until November 2006 and previously he served as the Vice President of WHX Corporation from October 1997 to December 2001. From 1985 to November 1997, Mr. Mooney was a Client Service and Engagement Partner of PricewaterhouseCoopers LLP. Mr. Mooney also served, from July 1996 to November 1997, as the National Director of Cross Border Filing Services with the Accounting, Auditing and SEC Services Department of PricewaterhouseCoopers LLP, and from 1988 to June 1996, as the Pittsburgh Site Leader of PricewaterhouseCoopers LLP’s Accounting and Business Advisory Services Department.

David A. Luptak was named Executive Vice President, Mill Operations in January 2008. Prior to such appointment, Mr. Luptak served as Executive Vice President, General Counsel and Secretary of Esmark and held the same positions with Wheeling-Pittsburgh and WPSC since December 2006. Previously, Mr. Luptak was with United States Steel Corporation for more than 21 years, most recently as Plant Manager of its Edgar Thompson Works from April 2005 through November 2006. Prior to that assignment, Mr. Luptak held a number of legal affairs positions with U. S. Steel, including Assistant General Counsel from March 2004 to April 2005 and General Counsel for European Operations from November 2000 to March 2004. Before joining U. S. Steel, Mr. Luptak was in private practice with the Pittsburgh law firm of Meyer Unkovic and Scott from 1981 to 1985.

Thomas A. Modrowski was named Executive Vice President, Downstream Operations in January 2008. Prior to such appointment Mr. Modrowski served as President and Chief Operating Officer of Wheeling-Pittsburgh since December 2006. Mr. Modrowski was Chief Operating Officer of ESSG from November 2004 through December 2006 and President of Electric Coating Technologies (a subsidiary of ESSG) from June 2003 through December 2006. Prior to joining ESSG, Mr. Modrowski was President of Double Eagle Steel Coating Company (a joint venture of U.S. Steel and Rouge Steel) from 1990 to 1995.

J. Gregory Pilewicz became Senior Vice President, Human Resources of Esmark on November 27, 2007. Mr. Pilewicz was named the Senior Vice President—Human Resources for both Wheeling-Pittsburgh and WPSC in January 2007. Prior to joining Wheeling-Pittsburgh Mr. Pilewicz served as the Vice President of Exante Financial Services, a business services entity of UnitedHealth Group, from December 2003 to January 2007 responsible for Sales and Product Management. From June 2000 to December 2003, Mr. Pilewicz led the business development efforts at First Data Corporation’s (FDC) e-invoicing group named Velosant. Previous to working at FDC, Mr. Pilewicz served as Vice President in PNC Bank’s Treasury Management Department supporting the national deployment of their treasury products and services in the healthcare, steel and energy segments. Mr. Pilewicz worked in a number of other positions covering 13 years at PNC (and its predecessor banks Midlantic Bank / Chemical Bank) primarily in areas of treasury management and corporate finance.

Michael P. DiClemente became Vice President and Treasurer of Esmark on November 27, 2007. Mr. DiClemente had been the Vice President and Treasurer of Wheeling-Pittsburgh since December 2006 and Vice President and Treasurer of WPSC since September 2006. Mr. DiClemente has been the Treasurer of WPSC since February 2004. Mr. DiClemente was previously employed as an Investment Advisor by Yanni Partners, a national investment consulting firm from 2002 to 2004. Previously, from 2001 to 2002, Mr. DiClemente served as Executive Financial Consultant of Mitsubishi Corporation, a global trading company. Prior to that he served

Aristech Chemical Corporation for 14 years in a series of increasingly responsible finance positions, ultimately serving as Treasurer. Mr. DiClemente also served for 9 years in a number of accounting and finance positions at USX Corporation (now known as United States Steel Corporation).

Vincent D. Assetta became Vice President and Controller, Mill Operations of Esmark on November 27, 2007. Mr. Assetta has been a Vice President and Controller for Wheeling-Pittsburgh since December 2006, and Vice President and Controller of WPSC since September 2006. Previously, Mr. Assetta served as Controller of WPSC from April 2004 to August 2006 and the Director of Planning and Forecasting of WPSC from November 2003 to April 2004. Before joining WPSC, Mr. Assetta was employed with J&L Specialty Steel Corporation from August 1995 to November 2004 in a series of increasingly responsible accounting positions. Previously, Mr. Assetta was employed with PricewaterhouseCoopers LLP for eight years from 1987 to 1995, where Mr. Assetta attained the position of audit manager.

John F. Krupinski became Vice President and Controller, Service Center Operations of Esmark on November 27, 2007. Mr. Krupinski had been the Vice President of Finance, Secretary and Treasurer of Esmark since August 2004. Prior to joining Esmark, Mr. Krupinski was a consultant in the areas of taxation, accounting and business valuation from June, 2002 to August 2004. Mr. Krupinski has over 22 years experience in finance and accounting, including three years as CFO of four commonly owned metal manufacturing businesses with revenues in excess of $500 million.

Albert G. Adkins became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Adkins became a director of Wheeling-Pittsburgh in November 2006. Mr. Adkins served as Vice President-Accounting, Controller, and Chief Accounting Officer for Marathon Oil Corporation from 2001 to May 2006. Previously, Mr. Adkins served as Controller from 2000 to 2001 and Assistant Controller from 1998 to 2000 for USX Corporation and Vice President of Accounting and Finance for Delhi Gas Pipeline Corporation from 1996 to 1997. Mr. Adkins is a certified public accountant and certified management accountant and is currently retired.

James L. Bowen became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Bowen became a director of Wheeling-Pittsburgh in August 2003. Mr. Bowen served as the President of the West Virginia AFL-CIO from November 1997 through August 2004. Previously, Mr. Bowen served as Vice President for both the West Virginia and the Ohio AFL-CIO. Mr. Bowen was an active member of the United Steelworkers of America for 42 years, and an International Representative for 32 years. He has been involved with the West Virginia AFL-CIO since 1965. Mr. Bowen served as a director of WPSC from 1998 to August 2003. Mr. Bowen is a designee of the United Steelworkers to the Board of Directors pursuant to the terms of the collective bargaining agreement among the USW, WPSC and Wheeling-Pittsburgh.

Clark Burrus became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Burrus became a director of Wheeling-Pittsburgh in November 2006. Mr. Burrus was the Vice Chairman of First Chicago Capital Markets, Inc. (now J.P. Morgan Chase), a broker-dealer registered with the Securities and Exchange Commission, and Co-Chairman of its public banking department from 1991 to 1998. Prior to that time, from 1979 to 1991 Mr. Burrus served as Senior Vice President of the First National Bank of Chicago (now J.P. Morgan Chase) in its public banking department. From 1978 to 1981, he was Senior Vice President of the First National Bank of Chicago (now J.P. Morgan Chase) in its asset and liability management department. During the period of 1973 to 1979, Mr. Burrus served as Comptroller for the City of Chicago, the City’s chief financial officer, heading the Department of Finance which included the offices of City Comptroller, City Treasurer and Department of Revenue. During this period the City of Chicago accomplished a AA bond rating for the first time. Mr. Burrus has served as Chairman of the Chicago Transit Authority (CTA) and as a member of the board of numerous other organizations including the Chicago Council on Urban Affairs, and Member of the City of Chicago Board of Education. Mr. Burrus is a life member of the GFOA (Government Finance Officers Association), a life member of the Board of Trustees of Roosevelt University, a life member of the Metropolitan Planning Council of Chicago, and a life member of the Board of Trustees of the Rehabilitation Institute of Chicago. Mr. Burrus is a published author on minority issues in public finance. Mr. Burrus is currently retired.

C. Frederick Fetterolf became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Fetterolf became a director of Wheeling-Pittsburgh in November 2006. Mr. Fetterolf was President and Chief Operating Officer of Aluminum Company of America, Inc. from 1985 to 1991, and served as President of Alcoa from 1983 to 1985. Mr. Fetterolf has been a director of various publicly traded companies including Alcoa, Allegheny Technologies Incorporated, Aleris International, Inc., Mellon Bank Corporation, Praxair, Inc., Union Carbide Corp., Quaker State Corporation, Dentsply International Inc., Teledyne Technologies Incorporated, and several privately held firms including Provident Insurance Company, Ryan Homes and Allegheny Container. During his service on such boards, Mr. Fetterolf also served as Chair of the audit committee of Aleris International, Inc., Mellon Bank Corporation and Praxair, Inc. and as a member of the audit committee, executive committee and nominating committee of Union Carbide Corp. Mr. Fetterolf is a former member of the compensation committee and technology committee for Allegheny Technologies Incorporated. Mr. Fetterolf presently serves as Trustee of Carnegie Mellon University, Grove City College, Eastern University and several other non-profit boards. Mr. Fetterolf is currently retired.

James V. Koch became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Koch became a director of Wheeling-Pittsburgh in November 2006. Dr. Koch is the Board of Visitors Professor of Economics and President Emeritus of Old Dominion University and has held that position since 2001. Dr. Koch was President of Old Dominion University and a Professor of Economics from 1990 to 2001. From 1986 to 1990, Dr. Koch was President of the University of Montana where he was also a member of the faculty as a Professor of Economics. Prior to such time, Dr. Koch was Provost, Vice President for Academic Affairs and a Professor of Economics at Ball State University from 1980 until 1986. Dr. Koch is currently a board member for the Virginia Research and Technology Advisory Commission, the MacArthur Foundation, the Bureau of Business and Economic Research, and Eastern Virginia Medical School. Dr. Koch is also the published author of a number of books and articles on economics and has over 40 years of experience in industrial organization, pricing, and antitrust; microeconomic theory; economics of education; and economics of e-commerce.

George Muñoz became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Muñoz became a director of Wheeling-Pittsburgh in November 2006. Mr. Muñoz is a licensed attorney and certified public accountant. Since 2001, Mr. Muñoz has served as Principal and President of Muñoz Investment Banking Group, LLC in Washington, DC, and as a partner at the law firm of Tobin, Petkus & Muñoz in Chicago. From 1997 to 2001, Mr. Muñoz was President and CEO of the Overseas Private Investment Corporation where he supervised an $18 billion portfolio of loans, guarantees and political risk insurance on private sector investments in global emerging markets. Mr. Muñoz served in the U.S. Treasury Department as Assistant Secretary for Management and Chief Financial Officer from 1993 to 1997. From 1990 to 1993, Mr. Muñoz was a partner in the investment banking firm of Stevenson, Colling & Muñoz. Mr. Muñoz was an associate and partner in the Chicago law firm of Mayer Brown and Platt from 1980 to 1989. Mr. Muñoz currently serves as a director for Marriott International Inc., Altria Group Inc., Anixter International, Inc., and MWH, a privately held global engineering consulting firm. In addition, Mr. Muñoz is a trustee for The National Geographic Society.

Joseph Peduzzi became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Peduzzi became a director of Wheeling-Pittsburgh in November 2006. Mr. Peduzzi currently serves as director for Tiberius Qualified Master Fund, Ltd., a management company for various investment funds and accounts. Since January 2001, he has also served as Managing Partner of TF Asset Management LLC and since March 2005, as a partner of Montrachet Capital Management LLC. Mr. Peduzzi was the managing member and President of Peduzzi Investment Group, LLC from 1996 to 1999, and a director and President of Peduzzi Investment Group Inc. from 1993 to 1996. From 1989 to 1992, Mr. Peduzzi was a derivatives trader for Susquehanna Investment Group.

James A. Todd became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Todd became a director of Wheeling-Pittsburgh in November 2006. Mr. Todd is currently President and CEO of CanAm Corporation which pursues investment opportunities in coal, iron ore, and steel industries. Mr. Todd was CEO of Birmingham Steel Corporation from 1980 to 1996. In 1999, Mr. Todd rejoined Birmingham Steel

Corporation as Vice Chairman and Director, positions he held until 2002. In 1993, Mr. Todd was named “Steel Maker of the Year” by Iron Age Magazine. Mr. Todd currently serves as a trustee for Louisville Presbyterian Theological Seminary and a nonexecutive chair of ABC Polymer Industries LLC.

Lynn R. Williams became a member of the Board of Directors of Esmark on November 27, 2007. Mr. Williams became a director of Wheeling-Pittsburgh in August 2003. From 1997 to 2003, Mr. Williams served as President of the Steelworkers Organization of Active Retirees. Previously, Mr. Williams was the President Emeritus of the United Steelworkers of America, serving from November 1983 to March 1994. Additionally, since March 1994, Mr. Williams has served as an arbitrator for the AFL-CIO under Article XXI of its constitution. Mr. Williams has served on various boards of directors, including the board of WPSC from January 2001 to August 2003 and from July 1998 to November 2000, the board of WHX Corporation from December 1995 to December 1997, the board of Republic Engineered Products LLC since August 2002, and the board of Republic Technologies International from August 1999 to August 2002. Mr. Williams is a designee of the United Steelworkers to the Board of Directors pursuant to the terms of the collective bargaining agreement among the USW, WPSC and Wheeling-Pittsburgh.

COMPOSITION OF THE BOARD OF DIRECTORS

The Board consists of eleven members as follows: James. P. Bouchard, Craig T. Bouchard, Albert G. Adkins, James L. Bowen, Clark Burrus, C. Frederick Fetterolf, James V. Koch, George Muñoz, Joseph Peduzzi, James A. Todd and Lynn R. Williams. All directors are elected annually to serve until the next annual meeting of stockholders.

Until the 2007 annual meeting of stockholders, any director or the entire board could be removed only for cause and only by the holders of at least a majority of the Shares. Thereafter, any director or the entire board may be removed with or without cause by the holders of at least a majority of the Shares.

Pursuant to the collective bargaining agreement among the USW, Wheeling-Pittsburgh, and WPSC, the USW has the right to designate two individuals to serve on the Board. The individuals identified to serve on the Board by the International President of the USW must be acceptable to the chairman of the Board, whose acceptance must not be unreasonably withheld, and upon such acceptance, recommended by the chairman to the Board’s nominating and corporate governance committee which, absent compelling reasons, must promptly recommend such individual(s) to the full board for nomination to serve as a director. Once elected, a USW nominee serves a regular term as director. Messrs. Bowen and Williams currently serve as the USW designees to the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board has established an audit committee, a compensation committee, a nominating and corporate governance committee, an executive committee, a safety and environmental committee and a finance committee.

Audit Committee

The audit committee currently consists of Albert G. Adkins, C. Frederick Fetterolf, Joseph Peduzzi, James V. Koch and Clark Burrus, each of whom is an independent director. The Company’s Board of Directors has determined that Mr. Adkins is an “audit committee financial expert,” as defined under SEC rules, and that he is “independent,” as determined under applicable NASD listing standards. The audit committee is responsible for selecting the Company’s independent registered public accounting firm and approving the scope, fees and terms of all audit engagements and permissible non-audit services performed by the independent registered public accounting firm, as well as assessing the independence of the Company’s independent registered public accounting firm from management. The audit committee also assists the Board in oversight of the Company’s financial reporting process and integrity of its financial statements, and also reviews other matters with respect to our accounting, auditing and financial reporting practices as it may find appropriate or may be brought to the Company’s attention.

Compensation Committee

The compensation committee currently consists of Joseph Peduzzi, James L. Bowen, James A Todd and James V. Koch, each of whom is an independent director. The compensation committee has authority over all compensation matters for senior executives. It reviews executive salaries, administers bonuses, incentive compensation and stock plans and approves the salaries and other benefits of the Company’s executive officers. In addition, the compensation committee consults with management regarding benefit plans and compensation policies and practices.

Nominating and Corporate Governance Committee

The Company’s nominating and corporate governance committee currently consists of C. Frederick Fetterolf, James V. Koch, George Muñoz and Lynn R. Williams, each of whom is an independent director and is responsible for recommending to the Board proposed nominees for election to the Board. Additionally, this committee conducts annual evaluations of the Board and its committees, and performs an annual review of the Company’s corporate governance guidelines and code of business conduct and ethics, and recommends changes as considered necessary and appropriate.

Executive Committee

The executive committee currently consists of James P. Bouchard, C Frederick Fetterolf, George Muñoz, and Craig T. Bouchard and is authorized to act on behalf of the full Board between regularly scheduled board meetings, with certain limitations.

Safety and Environmental Committee

The Company’s safety and environmental committee currently consists of James L. Bowen, James A. Todd, Craig T. Bouchard and Lynn R. Williams. Such committee assists the Board in promoting the safety of the Company’s employees and assuring compliance with applicable safety laws and regulations. In addition, the safety and environmental committee develops, recommends to the Board, and oversees the implementation of such safety guidelines, policies and procedures as it deems necessary.

Finance Committee

The Company’s finance committee currently consists of George Muñoz, Craig T. Bouchard, Clark Burrus, Joseph Peduzzi, Albert G. Adkins and Lynn R. Williams. It oversees the Company’s financial objectives, policies, procedures and activities, and advises the Board and management with respect to all activities, plans and policies affecting the Company’s financial affairs.

Code of Ethics

The Company has adopted a code of business conduct and ethics (the “Company Code”) that applies to all directors, executive officers, and employees, and that meets the definition of a “code of ethics” under applicable SEC rules. The Company Code is available free of charge under the “Investors Relations” heading on the Company’s website at http://www.esmark.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires each of the Company’s directors and executive officers and beneficial owners of greater than 10% of our common stock are required to file reports with the SEC in respect of their ownership of our securities. Based solely on our review of the copies of such forms received by us with respect to 2007, or written representations from certain reporting persons, we believe all of our directors and executive officers met all applicable filing requirements.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth, as of June 25, 2008, certain information regarding beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of common stock;

•	each member of our Board of Directors;

•	each of the executive officers listed in Item 10 above; and

•	all of our directors and executive officers as a group.

For purposes of this table, shares are considered “beneficially owned” if the person, either directly or indirectly, has sole or shared power to direct the voting of the securities or has sole or shared power to dispose or direct the disposition of the securities. A person is also considered to beneficially own shares that such person has the right to acquire within 60 days after June 25, 2008. Unless otherwise indicated in a footnote, each individual or group possesses sole voting and investment power with respect to the shares indicated as beneficially owned.

	Common Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
Franklin Mutual Advisers, LLC (1)	23,740,689	60.0%
Jeffery L. Gendell (2)	2,538,936	6.4%
Wellington Management Company, LLP (3)	2,458,538	6.2%
Albert G. Adkins (4)	2,783	*
James L. Bowen (4)	11,927	*
Clark Burrus (4)	2,297	*
C. Frederick Fetterolf (4)	7,302	*
James V. Koch (4)	4,132	*
George Munoz (4)	15,140	*
Joseph Peduzzi (4)	2,540	*
James A. Todd (4)	4,540	*
Lynn R. Williams (4)	11,114	*
James P. Bouchard (5), (6), (7)	722,102	1.8%
Craig T. Bouchard (5), (6), (7)	547,346	1.4%
Paul J. Mooney (5)	18,524	*
David A. Luptak (5), (6)	5,402	*
J. Gregory Pilewicz (5), (6)	2,349	*
Michael P. DiClemente (5), (6)	7,270	*
Vincent D. Assetta (5), (6)	7,668	*
John F. Krupinski (6)	15,256	*
All executive officers and directors as a group (29 persons) (8)	1,605,954	4.1%

*	Less than 1%.
(1)	The number of shares beneficially owned is based solely on information reported on Schedule 13D filed with the Securities and Exchange Commission by Franklin Mutual Advisers, LLC on December 7, 2007 with respect to its holdings as of November 27, 2007. The address of Franklin Mutual Advisers, LLC is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.
(2)

Represents 1,503,907 shares held by Tontine Partners, L.P, 38,790 shares held by Tontine Capital Management L.L.C., 390,071 shares held by Tontine Partners, L.P., 373,289 shares held by Tontine Capital Overseas Master Fund, L.P, and 232,879 shares held by Tontine Overseas Associates, L.L.C. Tontine Management, L.L.C., the general partner of Tontine Partners, L.P., has the power to direct the affairs of

Tontine Partners, L.P., including decisions with respect to the disposition of the proceeds from the sale of the shares. Tontine Capital Management, L.L.C., the general partner of Tontine Capital Partners, L.P., has the power to direct the affairs of Tontine Capital Partners, L.P., including decisions with respect to the disposition of proceeds from the sale of the shares. Tontine Capital Overseas GP, L.L.C., the general partner of Tontine Capital Overseas Master Fund, L.P., has the power to direct the affairs of Tontine Capital Overseas Master Fund, L.P., including decisions with respect to the disposition of proceeds from the sale of the shares. Jeffrey L. Gendell is the managing member of Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Management, L.L.C. and Tontine Capital Overseas GP, L.L.C. and in that capacity directs their operations. The foregoing management information and number of shares beneficially owned is based solely on information reported on Schedule 13G filed with the Securities and Exchange Commission by Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Capital Overseas Master Fund, L.P., Tontine Capital Overseas GP, L.L.C. and Mr. Gendell on December 17, 2007. The address of Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Capital Overseas Fund, L.P., Tontine Capital Overseas GP, L.L.C. and Jeffrey L. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(3)	The number of shares beneficially owned is based solely on information reported on Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Company, LLP on February 14, 2008 with respect to its holdings as of December 31, 2007. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.
(4)	Represents shares issuable upon exercise of currently exercisable options to purchase shares of Wheeling-Pittsburgh common stock.
(5)	Represents shares issuable under the Wheeling-Pittsburgh 2003 Management Incentive Stock Plan.
(6)	Represents shares issuable under the Esmark 2007 Incentive Compensation Plan.
(7)	Includes 622,335 shares of common stock owned by The Bouchard Group LLC which may be deemed to be beneficially owned by James P. Bouchard and 438,686 shares of common stock owned by Bouchard 10S, LLC which may be deemed to be beneficially owned by Craig T. Bouchard.
(8)	Includes shares held by Messrs. Adkins, Bowen, Burrus, Fetterolf, Koch, Muñoz, Peduzzi, Todd, Williams, J. Bouchard, C. Bouchard, Mooney, Luptak, Pilewicz, DiClemente, Assetta and Krupinski reported as being beneficially owned by each such person in the beneficial ownership table. The address of all such executive officers and directors is c/o Wheeling-Pittsburgh Corporation, 1134 Market Street, Wheeling, West Virginia 26003.

WEBSITE AVAILABILITY OF CORPORATE GOVERNANCE AND OTHER DOCUMENTS

The Company believes that good corporate governance practices are important to ensure that the Company is managed for the long-term benefit of its stockholders, employees and customers. Esmark makes available free of charge under the “Investor Relations” heading on its website, the Company’s audit committee, compensation committee, nominating and corporate governance committee, executive committee, safety and environmental committee and finance committee charters, as well as, Esmark’s corporate governance guidelines, code of business conduct, whistleblower policy, and policy on trading of securities. You also may read and copy any materials Esmark files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, District of Columbia 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at www.sec.gov, which contains reports, proxy information and information statements and other information regarding issuers like us, which file electronically with the SEC.

EXECUTIVE COMPENSATION

A. Compensation Discussion and Analysis

The overall responsibility of the Board relating to executive compensation is discharged by the Compensation Committee of the Board. The Compensation Committee is composed of four members, appointed by the Board of Directors, each of whom satisfies the applicable independence requirements of the Nasdaq Stock Market, Inc., the rules and regulations of the SEC, and qualifies as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee responsibilities are described in a written charter adopted by the Board. A copy of the charter is available on the Company’s website at http://www.esmark.com.

Compensation Philosophy and Objectives

On November 27, 2007, we consummated the Combination in which Wheeling-Pittsburgh and ESSG became wholly-owned subsidiaries of the Company. Prior to the Combination, the Company conducted no significant business, and the Company’s executives were compensated by Wheeling-Pittsburgh and/or ESSG. The Company is in the process of integrating ESSG’s and Wheeling-Pittsburgh’s respective executive compensation programs. As a result, the current compensation policies are comprised of both pre–transaction Wheeling-Pittsburgh and ESSG policies and practices and post–transaction Company policies and practices. The Company anticipates that it will continue to modify the Wheeling-Pittsburgh and ESSG compensation programs to achieve the compensation objectives and business goals of the Company.

The compensation decisions of ESSG made prior to November 27, 2007 reflect the compensation philosophy of the prior board of ESSG. It is primarily those decisions that are reflected in the Summary Compensation Table and other tables below showing compensation paid for 2007. The compensation decisions made in 2007 by ESSG and Wheeling-Pittsburgh were significantly influenced by the pending Combination of the companies. The basis for compensation decisions in 2007 was largely the need to maintain operations of both companies during this transition period. For example, certain executive officers of Wheeling-Pittsburgh, including James P. Bouchard, our CEO and Chairman of the Board, and Craig T. Bouchard, our President, had employment contracts that were scheduled to terminate 30 days after the completion of the Combination. Such agreements were temporarily extended while new employment agreements were negotiated and put into place.

The principal elements of the Company’s executive compensation program for 2008 and later are:

•	annual base salary;

•	annual incentive plans of ESSG and Wheeling-Pittsburgh;

•	long-term incentives that are stock-based under the Esmark 2007 Incentive Compensation Plan;

•	eligibility to participate in ESSG and Wheeling-Pittsburgh employee benefit plans; and

•	certain perquisites.

The overall objective of the Company’s executive compensation program is to secure the services of executives who are able to implement the Company’s challenging business plans and generally to match the compensation with the success of the executives in implementing those business plans. The program is intended to provide both a compensation structure to encourage executives to strive to achieve our business plan and a compensation structure that will reflect the relative success of the actual implementation of the Company’s business plan.

The Company uses base salary as a means of providing sufficient compensation for executives to remain at or join the Company during its current phase of operations following the Combination of Wheeling-Pittsburgh and ESSG. The annual and long-term incentives are the means for providing a meaningful percentage of total compensation that is based on performance. The employee benefit plans and perquisites are provided as a standard part of an executive compensation package. Our Named Executive Officers generally participate in the same employee benefit programs as other employees of Wheeling-Pittsburgh or ESSG respectively. The Supplemental Executive Retirement Program (“SERP”) is available only to executive officers who worked for Wheeling-Pittsburgh prior to the Combination. The Company’s executive perquisites generally involve minimal expenses.

The current executive compensation program is intended to reflect the scope of the current business of the Company, which encompasses the operations of both Wheeling-Pittsburgh and ESSG. As the operations continue to be integrated and further elements of the business plan are undertaken, the executive compensation program is expected to continue to evolve. The following compensation decisions from 2007 are illustrative of the current program’s development.

•

Executive compensation supports business imperatives. Under their employment contracts with Wheeling-Pittsburgh, Messrs. Bouchard were not eligible for bonuses for 2007. Executive bonuses of Wheeling-Pittsburgh officers were frozen in 2007 pending the completion of the Combination. 2007 bonuses for certain ESSG officers were paid in shares of Wheeling-Pittsburgh stock prior to the completion of the Combination from shares of Wheeling-Pittsburgh common stock acquired by ESSG in the proxy contest preceding the Combination.

•

New incentive plan adopted. In connection with the Combination, the Company adopted the Esmark Incorporated 2007 Incentive Compensation Plan. The 2007 Incentive Compensation Plan was approved by the stockholders of both ESSG and Wheeling-Pittsburgh. The 2007 Incentive Compensation Plan was adopted with a view to providing the Company’s Compensation Committee, as administrator of the plan, with the flexibility to structure compensation programs that are consistent with the Company’s overall goals and strategic direction and that provide a wide range of incentives to encourage and reward superior performance. The new equity plan’s stated purpose is to provide incentives to the Company’s Named Executive Officers and other employees to expend their maximum effort to improve the Company’s operating results primarily by giving plan participants an opportunity to acquire or increase a direct proprietary interest in the Company’s future success through their ownership of common stock.

In 2007, the compensation committee of Wheeling-Pittsburgh worked with The Hay Group as its independent compensation consultant which provided market survey data on comparably-sized industrial companies in its database. The Compensation Committee will consider using an independent compensation consultant in the future.

In 2008, the Compensation Committee examined the level of competitiveness and overall effectiveness of the Wheeling-Pittsburgh and ESSG executive compensation programs. In connection with an evaluation of change of control provisions in its employment agreements, the Company had a comparability study prepared of a group of industry peers, consisting of AK Steel Holding Corporation, A.M. Castle & Co., Carpenter Technology Corporation, Commercial Metals Company, IPSCO Inc., International Steel Group, Inc., Nucor Corporation, Reliance Steel & Aluminum Co., Ryerson Inc., Steel Dynamics, Inc., Stelco Inc., and Worthington Industries, Inc.

The Compensation Committee consults with the Chief Executive Officer with respect to the compensation for other executives and the Compensation Committee makes the final decisions on salary, short-term incentives and long-term incentives for these executives. The Compensation Committee independently determines the salary, short-term incentives and long-term incentives for the Chief Executive Officer.

At present, the Company has been approaching each element of compensation as it has been necessary. The base salaries of executives have generally been continued at levels consistent with compensation in place before the Combination. The Company believes that a reasonable salary is part of a well-rounded compensation program.

In 2008, there have been certain actions that reflect the implementation of the short-term incentive portion of our executive compensation program. These decisions as reflected below are indicative of the policies underlying the executive compensation program.

In 2008, the Board of Directors of the Company upon the recommendation of the Compensation Committee adopted the Esmark Annual Management Incentive Plan (the “MIP”), which authorizes the Company to award annual financial incentives to certain eligible employees, including the Named Executive Officers other than Messrs. Thomas A. Modrowski and Michael Ogrizovich. The MIP is based on established performance goals of the Company and specified individual goals for fiscal year 2008. As part of the ESSG management group, Messrs. Modrowski and Ogrizovich are eligible for a separate ESSG Profit Sharing Plan described below. No annual incentive will be paid under the MIP unless both the Company has positive net income and Company performance reaches the established minimum earnings before income taxes, depreciation and amortization (“EBITDA”), notwithstanding the achievements as to the other applicable performance goals for 2008. Awards will be paid in cash in the event any award is payable. The Compensation Committee is solely responsible for evaluating and determining the Chief Executive Officer’s achievement of individual performance under the MIP.

The Compensation Committee determined that EBITDA is the appropriate measure to use as the threshold for payments under the MIP for several reasons. EBITDA is a broad-based measure of the Company’s core economic performance. Also, producing earnings is an important element of the Company’s business plan. The Compensation Committee also determined that awards should be tied in part to the executive’s individual performance, so that the program encourages and recognizes individual contributions to the Company’s performance. The awards are payable in cash based on standard industry practices and because the long-term incentive program is intended to cover the stock-based portion of executives’ compensation.

In 2008, the Board, upon the recommendation of the Compensation Committee, also approved the ESSG Profit Sharing Plan for the 2008 fiscal year. Certain members of management of the Downstream Operations of the Company and employees of ESSG, including Messrs. Modrowski and Ogrizovich will participate in the ESSG Profit Sharing Plan rather than the MIP because of their positions with ESSG. The ESSG Profit Sharing Plan will be funded based on the financial performance of ESSG and its subsidiaries. Distributions from the ESSG Profit Sharing Plan to Named Executive Officers who participate are discretionary and based upon meeting established individual and Downstream Operations performance goals.

A prerequisite to any payment under the MIP or the ESSG Profit Sharing Plan is that the executive has complied with the Company’s Code of Business Conduct and Ethics for Employees, Executive Officers and Directors.

The Company considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended (Section 162(m)) in structuring executive compensation program. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the Chief Executive Officer or the other four (4) most highly compensated officers, except for compensation that is performance-based under a plan that is approved by the stockholders and that meets other technical requirements. Awards under the 2007 Incentive Compensation Plan can be qualified as performance-based compensation. Our policy is to pay our executives in the manner that we think is in the best interests of the Company, while taking into account the implications of Section 162(m), as appropriate. This may result in the payment of salary or bonuses that are not tax deductible.

The Company operates under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). FAS 123R is an accounting standard that requires the fair value of all stock option awards issued to employees to be recorded as an expense over the related vesting period. The Company will consider the accounting effects of FAS 123R in future stock awards.

B. Executive Officer Compensation Disclosure Tables

SUMMARY COMPENSATION TABLE

The following summary compensation table sets forth information concerning the cash and non-cash compensation earned by, paid to and awarded to our Named Executive Officers during the year ended December 31, 2007:

Name and Principal Position (1)	Year	Salary		Bonus		Stock Awards (2)		Non-Equity Incentive Plan Compensation	All Other Compensation		Total
James P. Bouchard	2007	$646,809	(4)	$975,000	(5)	$132,500	(6)		$30,000	(7)	$1,784,309
Chairman and CEO (3)

Craig T. Bouchard	2007	$354,243	(9)	$975,000	(5)	$132,500	(6)		$30,820	(7)	$1,492,563
Vice Chairman and President (8)

Paul J. Mooney	2007	$31,671		—					—		$31,671
Executive VP and CFO (10)

Michael Ogrizovich	2007	$225,000		$752,106	(11)						$987,974
ESSG, President, Service Center Group

John Krupinski	2007	$210,000		$401,123	(11)	$21,156			—		$611,123
Vice President and Controller, Downstream Operations

(1)	ESSG had employment agreements with Messrs. James P. Bouchard, Craig T. Bouchard, and Michael Ogrizovich in 2007. Wheeling-Pittsburgh had employment agreements with Messrs. James P. Bouchard, Craig T. Bouchard and Paul J. Mooney.
(2)	The amounts in this column reflect the compensation expense recognized in 2007 on all outstanding stock awards in accordance with SFAS 123(R), except that the estimate of forfeitures related to service-based vesting conditions is disregarded. See Note 6 to the Financial Statements in our Annual 2007 Report on Form 10-K for the valuation method used.
(3)	Certain terms of Mr. Bouchard’s employment with ESSG were under an employment agreement by and among ESSG, Mr. Bouchard and The Bouchard Group, L.L.C. Compensation related to Mr. Bouchard’s services to ESSG was paid by The Bouchard Group, L.L.C. which was reimbursed by ESSG. This table shows all of the compensation paid by ESSG or by The Bouchard Group, L.L.C. for the services of Mr. Bouchard to ESSG in 2007 and all compensation paid to Mr. Bouchard from Wheeling-Pittsburgh from 11/28/07 through 12/31/07.
(4)	Includes $559,000 for Mr. Bouchard’s services to ESSG paid by The Bouchard Group, L.L.C. which was reimbursed by ESSG for 2007 and $87,809 in salary paid by Wheeling-Pittsburgh since 11/28/07. Mr. Bouchard’s base salary from Wheeling-Pittsburgh was $750,000 in 2007 and was paid entirely in shares of the Company’s common stock.
(5)	Gross up bonus regarding taxes on the vesting of the restricted stock grant referenced in footnote (6).
(6)	1,400 shares of ESSG restricted stock granted to each of Messrs. Bouchard on 7/31/2006, which vested 1/15/07 according to their terms.
(7)	Includes payments for service on the board of directors of ESSG.
(8)

Certain terms of Mr. Bouchard’s employment with ESSG were under an employment agreement by and among ESSG, Mr. Bouchard and Bouchard 10S, LLC. Certain compensation related to Mr. Bouchard’s services to ESSG was paid by Bouchard 10S, LLC which was reimbursed by ESSG. This table shows all of the compensation paid by ESSG or by Bouchard 10S, LLC for the services of Mr. Bouchard to ESSG in 2007 and all compensation paid to Mr. Bouchard from Wheeling-Pittsburgh from 11/28/07 through 12/31/07.
(9)	Includes $294,000 for Mr. Bouchard’s services to ESSG paid by Bouchard 10S, LLC which was reimbursed by ESSG for 2007 and $60,243 in salary paid by Wheeling-Pittsburgh since 11/28/07. Mr. Bouchard’s base salary from Wheeling-Pittsburgh was $500,000 in 2007 and was paid entirely in shares of the Company’s common stock.
(10)	Represents compensation paid by Wheeling-Pittsburgh from 11/28/07 through 12/31/07. Mr. Mooney’s base salary from Wheeling-Pittsburgh in 2007 was $340,000.
(11)	Represents a grant of shares of Wheeling-Pittsburgh common stock held by ESSG to certain employees of ESSG immediately prior to the Combination in lieu of bonus. Such shares were converted into shares of Company common stock in the Combination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested (1)
James P. Bouchard	1/9/2007	1,226	(2)	$17,317	—	—
James P. Bouchard	1/9/2007	39,315	(3)	$555,521	—	—
James P. Bouchard	12/19/2007	20,000		$282,600	—	—
Craig T. Bouchard	1/9/2007	817	(2)	$11,545	—	—
Craig T. Bouchard	1/9/2007	26,210	(3)	$370,347	—	—
Craig T. Bouchard	12/19/2007	16,667		$235,500	—	—
Paul J. Mooney	5/3/2007	10,000		$141,300	—	—
Paul J. Mooney	3/10/2006	5,914		$83,565	—	—
Paul J. Mooney	3/10/2006			—	5,914	$83,565
Michael Ogrizovich	—	—		—	—	—
John Krupinski	—	—		—	—	—

(1)	Value determined by reference to the closing price of Esmark common stock on December 31, 2007 of $14.13.
(2)	Vested 1/11/08.
(3)	Forfeited 1/11/08.

STOCK VESTED TABLE

Name		Stock Awards	Share Price on Vesting Date	Value Realized Upon Vesting
		Number of Shares Acquired Upon Vesting
James P. Bouchard	3/31/07	10,135	$23.69	$240,101
James P. Bouchard	6/30/07	10,135	$19.03	$192,871
James P. Bouchard	9/30/07	10,135	$19.30	$195,608
James P. Bouchard	12/31/07	10,135	$14.13	$143,209
James P. Bouchard	12/19/07	10,000	$10.45	$104,500
Craig T. Bouchard	3/31/07	6,757	$23.69	$160,067
Craig T. Bouchard	6/30/07	6,757	$19.03	$128,581
Craig T. Bouchard	9/30/07	6,757	$19.30	$130,405
Craig T. Bouchard	12/31/07	6,757	$14.13	$95,473
Craig T. Bouchard	12/19/07	8,333	$10.45	$87,083
Paul J. Mooney	3/31/07	2,442	$23.69	$57,851
Michael Ogrizovich	—	—	—	—
John Krupinski	—	—	—	—

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals / Distributions	Aggregate Balance at Last Fiscal Year End
James P. Bouchard	$67,500	$1,462	—	$70,212
Craig T. Bouchard	$87,125	$1,406	—	$90,614
Paul J. Mooney	$49,525	$2,614	—	$79,058
Michael Ogrizovich	n/a	n/a	n/a	n/a
John Krupinski	n/a	n/a	n/a	n/a

(1)	Wheeling-Pittsburgh contributions were made to individual accounts under the Wheeling-Pittsburgh Steel Corporation SERP adopted August 1, 2006. The SERP provides for three potential contributions based on a participant’s compensation. First, for each Participant eligible to participate in the Company’s 401(k) Plan, the 401(k) Plan match formula for the applicable year is applied to all compensation of such participant in excess of the compensation taken into account under the 401(k) Plan. For purposes of this 401(k) Plan match component, it is assumed that participant is making the maximum deferral under the 401(k) plan. Second, for each participant who is eligible to participate in the Salaried Employees’ Pension Plan of Wheeling-Pittsburgh Steel Corporation (SEPP), the SEPP contribution formula is applied to all compensation of such participant in excess of the compensation taken into account for purposes of determining the employer contribution under the SEPP. Third, there is an age-based contribution applied to all compensation as follows:

Age	% of all Compensation
<45	0.00%
45-49	2.00%
50-51	3.50%
52-54	5.00%
55-57	10.00%
58-59	12.50%
60+	15.00%

Compensation means the total of base salary and any bonus or other cash incentive compensation (excluding any cash or other payment under or in connection with the Company’s equity incentive plans, including but not limited to the Wheeling-Pittsburgh 2003 Management Stock Incentive Plan) paid or otherwise received by participant during the applicable plan year.

The Compensation Committee of Wheeling-Pittsburgh selected the measures to be used to determine the applicable earnings rate for the SERP. The earnings rate was established as 6.0% per annum for the period August 1, 2006—December 31, 2007.

Benefits are vested and payable on any separation from service after a participant has five years of employment with the Company and has attained age 55. Benefits are vested and payable before that date for any separation other than a termination by the Company without cause or a voluntary termination by the participant without good reason. The account is also vested upon a change in control. The benefits would commence six months following a termination other than due to death when payments would commence immediately. Benefits other than at death are payable at the participant’s prior election in a lump sum, a single life annuity, a one hundred percent joint and survivor annuity, a fifty percent joint and survivor annuity, or a ten-year certain annuity. At death, benefits are paid in a lump sum.

Employment Agreements:

The Company previously entered into executive employment agreements with its executive officers, which entitles such officers to certain rights in the event of the executive’s termination without cause by the Company, or, except as set forth below, for good reason by the executive, upon a “change in control” or within a year following a “change in control.” For purposes of these agreements, a “change in control” will occur if the Offer is consummated. Except as set forth below, “cause” is generally defined in each agreement to mean that the executive has: (a) been convicted of, or has pled guilty or nolo contendere to any felony, or any misdemeanor involving moral turpitude under the laws of the United States or any state or political subdivisions thereof; (b) committed a breach of duty of loyalty which a third-party neutral arbitrator determines is materially detrimental to the Company; (c) materially violated any provision of the executive conduct section of the employment agreement; (d) willfully failed to substantially perform or adhere to explicitly stated duties or guidelines of employment or to follow the directives of the Board (which are not unlawful to perform or to adhere to or follow and which are within the scope of the executive’s duties) following a written warning that if such failure continues it will be deemed a basis for a “For Cause” dismissal; or (e) acted with willful misconduct in the performance of the executive’s duties. Following a “change of control”, subsection (d) above is deleted from the definition of “cause.”

Except as set forth below, “good reason” is generally defined in each agreement to mean (a) the assignment to the executive of any duties inconsistent with the executive’s status in the Company (or its affiliate, as applicable) or a meaningful alteration, adverse to the executive, in the nature or status of the executive’s responsibilities (including reporting responsibilities); (b) permanent relocation of his principal place of employment to a location more than 75 miles distant from his principal place of employment; (c) a reduction by the Company in the executive’s aggregate annual base salary except for across-the-board salary reductions similarly affecting all senior executives of the Company and all senior executives of any person in control of the Company; (d) the failure by the Company and/or its subsidiaries to continue in effect any compensation plan in which the executive participates which is material to the executive’s total compensation, including without limitation equity compensation plans and programs, or the failure by the Company to continue the executive’s participation therein on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the executive’s participation relative to other participants; (e) the failure by the Company to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under any of the Company’s or its subsidiaries’ pension, life insurance, medical, health and accident, or disability plans at any time subsequent to the effective date of the agreement, or the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the executive of any material fringe benefit enjoyed by the executive at any time subsequent to the effective date, (f) a failure of the Company to obtain the assumption in writing of its obligations under the executive’s agreement by any successor to all or substantially all of the stock or assets of the Company within fifteen days after a merger, consolidation, sale or similar transaction or (g) a material breach by the Company of the executive’s agreement.

In addition to the severance payments and other benefits described below, each of the employment agreements also provides that all of the executive’s equity and other long-term incentive awards fully vest in the event of a termination pursuant to a change in control. The consummation of the Offer would constitute a change in control for purposes of these agreements and, consequently, all such equity and other long-term incentive awards fully vest in the event of a termination in connection with the Offer.

Prior to the closing of the Offer, the Company will enter into a trust arrangement with a financial institution as trustee. The trust will secure the potential payments to executives, including the Named Executive Officers, of severance, if any is payable due to the change of control arising from the Offer. The timing and amount of severance, if any, will be determined under each executive’s employment agreement. The Company will fund the trust with 1,659,420 Shares which will be tendered in the Offer.

James P. Bouchard.

The Company’s employment agreement with James P. Bouchard, Chairman and CEO of the Company, provides that the severance benefits on a change of control would be (i) three times his annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) three times his maximum annual bonus, plus (iii) any earned but unpaid bonuses. Mr. Bouchard may terminate his employment by giving written notice of termination to the Company at any time within six months following the date of the change of control and be entitled to receive the amounts and benefits described above.

Craig T. Bouchard.

The Company’s employment agreement with Craig T. Bouchard, Vice Chairman and President of the Company, provides that the severance benefits on a change of control would be (i) two times his annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two times his maximum annual bonus, plus (iii) any earned but unpaid bonuses. Mr. Bouchard may terminate his employment by giving written notice of termination to the Company at any time within six months following the date of the change of control and be entitled to receive the amounts and benefits described above.

Messrs. Mooney, Assetta, Krupinski and Ristau

The Company’s employment agreements with Paul J. Mooney, Executive Vice-President and Chief Financial Officer, Vincent D. Assetta, Vice President and Controller, Mill Operations, John Krupinski, Vice President and Controller, Service Center Group, and William Ristau, Vice President, Commercial of ESSG, provide that the severance benefits on a change of control would be (i) two times the executive’s annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two times maximum annual bonus, plus (iii) any earned but unpaid bonuses. The executive may terminate employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

Messrs. Luptak, Modrowski and Ogrizovich

The Company’s employment agreements with David A. Luptak, Executive Vice President, Mill Operations, Thomas A. Modrowski, Executive Vice President, Downstream Operations, Michael A. Ogrizovich, President, Service Center Operations of ESSG, provide that the severance benefits on a change of control would be (i) two and one-half times the executive’s annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) two and one-half times the executive’s maximum annual bonus, plus (iii) any earned but unpaid bonuses. The executive may terminate employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

Michael P. DiClemente

The Company’s employment agreement with Michael P. DiClemente, Vice President and Treasurer, provides severance benefits on a change of control would be (i) one times his annual salary at the highest annualized rate in effect during the one year immediately preceding the date of the change of control, plus (ii) one times his maximum annual bonus, plus (iii) any earned but unpaid bonuses. Mr. DiClemente may terminate his employment by giving written notice at any time during the thirty (30) day period immediately following the six (6) month anniversary of the date of the change of control and be entitled to receive the amount and benefits described above.

Pursuant to the employment agreements then in effect, the following amounts would have been payable to the Company’s Named Executive Officers had such officers terminated employment as of December 31, 2007 under the listed circumstances:

Termination Without Cause or For Good Reason

Officer	Salary	Bonus	Benefits	SERP
J. Bouchard	$750,000	$750,000	—	$70,212
C. Bouchard	$500,000	$500,000	—	$90,614
P. Mooney	$680,000	—	$15,552	$79,058
M. Ogrizovich	n/a	n/a	n/a	n/a
J. Krupinski	n/a	n/a	n/a	n/a

Termination Without Cause or For Good Reason Following Change of Control

Officer	Payments	Tax Gross-Up	SERP
J. Bouchard	$4,500,000	$2,941,799	$70,212
C. Bouchard	$2,000,000	$1,147,128	$90,614
P. Mooney	$680,000	$284,813	$79,058
M. Ogrizovich	n/a	n/a	n/a
J. Krupinski	n/a	n/a	n/a

These benefits would also be paid if the executive resigns for any reason within a fixed period following the date of any change of control of the Company or WPSC.

Voluntary Termination by Executive without Cause/Termination by Company for Cause

Officer	Salary	Bonus	Benefits
J. Bouchard	$750,000	—	—
C. Bouchard	$500,000	—	—
P. Mooney	—	—	—
M. Ogrizovich	n/a	n/a	n/a
J. Krupinski	n/a	n/a	n/a

Disability

Officer	Salary	Bonus	Benefits	SERP
J. Bouchard	$750,000	—	—	—
C. Bouchard	$500,000	—	—	—
P. Mooney	—	—	—	—
M. Ogrizovich	n/a	n/a	n/a	n/a
J. Krupinski	n/a	n/a	n/a	n/a

Death

Officer	Life Insurance	SERP
J. Bouchard	$750,000	$70,212
C. Bouchard	$500,000	$90,614
P. Mooney	$340,000	$79,058
M. Ogrizovich	n/a	n/a
J. Krupinski	n/a	n/a

DIRECTOR COMPENSATION

On November 27, 2007, the Company consummated the Combination in which Wheeling-Pittsburgh and ESSG became wholly-owned subsidiaries of the Company. James P. Bouchard, the sole director of the Company prior to the Combination, did not receive any compensation for his service as a director of the Company in 2007. Upon consummation of the transactions pursuant to the Combination, the members of the Board of Directors of Wheeling-Pittsburgh were appointed as the new Board of Directors of the Company.

On January 10, 2008, the Board approved a director compensation plan under which non-employee directors are entitled to (1) an annual retainer in the amount of $50,000, to be paid quarterly in cash, deferred stock units or a combination of both and (2) an annual award of deferred stock units valued at $50,000. Deferred stock granted to directors will be issued within 90 days after such person’s termination of service as a director. The actual number of Shares underlying the deferred stock unit grant is determined by dividing the dollar value of the award by the average of the closing prices of the Shares for each of the five (5) trading days immediately prior to the grant date. An additional annual retainer, payable quarterly in cash, of (a) $12,500 is payable to the chair of the Audit Committee, (b) $7,500 is payable to each of the chairs of the Compensation Committee and the Finance Committee and (c) $5,000 is payable to each of the chairs of the Nominating & Governance Committee and the Safety & Environmental Committee. Each director is also compensated in the amount of $2,000, payable in cash, for each board and committee meeting attended in person. For attendance of meetings via teleconference, directors are paid $1,000 per meeting. Company directors are also reimbursed for their out-of-pocket travel expenses.

On January 10, 2008, the Company’s Board of Directors established stock ownership guidelines for directors of the Company. Within three years of joining the Board, directors are required to hold shares of Company common stock with a value equal to two times the amount of the annual retainer paid to directors. Within five (5) years of joining the Board, directors are required to hold shares of Company common stock with a value equal to three (3) times the amount of the annual retainer paid to directors. Stock that counts toward satisfaction of the ownership guidelines includes stock purchased on the open market, stock obtained through stock option exercises, restricted stock units, deferred stock and stock beneficially owned in a trust, by a spouse and/or minor children.

Prior to the Combination, ESSG’s directors were compensated as follows:

ESSG Director Compensation:

Name	Fees Earned or Paid in Cash (1)	All Other Compensation	Total
James P. Bouchard	$30,000	$—	$30,000
Craig T. Bouchard	$30,000	$—	$30,000
James Tumulty	$30,000	$—	$30,000
Shawn Tumulty	$30,000	$—	$30,000
Brian R. Williamson	$30,000	$—	$30,000

(1)	In 2007, directors of ESSG received a quarterly retainer in the amount of $10,000 in cash. Directors were also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings. No amounts were paid to ESSG directors for the fourth quarter of fiscal 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company receives management and consulting services from the Bouchard Group, LLC and Bouchard 10S, LLC, both owned by officer-stockholders of the Company. The Company incurred costs of $853,000, $927,000 and $1,364,000 during 2007, 2006 and 2005, respectively for such services which are included in selling, general and administrative expense.

The Company leased an aircraft from BG3, LLC which is owned by officer-stockholders of the Company. The Company incurred costs of $565,000 during 2005 under the lease.

Chicago Logistics, LLC provides logistic services to the Company. Members of Chicago Logistics, LLC are minority stockholders of the Company. The Company incurred costs of $13,482,000, $6,205,000, and $675,000 in 2007, 2006 and 2005, respectively, with Chicago Logistics, LLC. At December 31, 2007 and 2006, the Company had accounts payable of $851,000 and $442,000 due to Chicago Logistics, LLC.

The Company had sales to and purchased raw materials from Mars Steel Corp. Shareholders of Mars Steel Corp are minority stockholders in the Company. Sales to Mars Steel Corp totaled $13,000, $7,000, and $440,000 during 2007, 2006 and 2005, respectively. The Company purchased raw materials from Mars Steel Corp in the amount of $5,694,000, $3,227,000, and $847,000 during 2007, 2006 and 2005, respectively. The Company provided consulting and management services to Mars Steel Corp under an agreement that expired in 2005. The Company recorded management fee income of $180,000 during 2005. At December 31, 2007 and 2006, the Company had accounts payable due to Mars Steel Corp of $281,000 and $39,000, respectively.

Annex II

June 25, 2008

The Board of Directors

Esmark Incorporated

1134 Market Street

Wheeling, West Virginia 26003

Dear Members of the Board:

We understand that Esmark Incorporated, a Delaware corporation (the “Company”), is considering a transaction whereby OAO Severstal, a Russian joint stock company (“Parent”) will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated June 24, 2008 (the “Agreement”), among Parent, an affiliate of Parent (“Acquisition Co.”) and the Company, (i) Acquisition Co. will make a tender offer (the “Tender Offer”) for the issued and outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”) of the Company, at a purchase price of $19.25 per Share (the “Consideration”) and (ii) following the completion of the Tender Offer, Acquisition Co. will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Company Common Stock not purchased in the Tender Offer will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders (as defined below)) of the Consideration to be received by such holders in the Transaction. For purposes of this opinion, “Excluded Holders” means, collectively, (i) Franklin Mutual Advisors, LLC and its affiliates (collectively, “FMA”) and their investment management clients or in any case any holder of Company Common Stock if any of such Company Common Stock is beneficially owned (within the meaning thereof under Rule 13d-3 promulgated under the Securities Exchange Act of 1934) by any FMA person and (ii) the Officers and Directors of the Company that hold shares of Company Common Stock.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In April, 2008, UBS rendered an opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders) of the consideration offered to be paid to such holders by Essar Steel Holdings Limited (“Essar”) in connection with a proposed business combination transaction between the Company and Essar, for which UBS earned a fee. In the past, UBS has provided services to the Company or its subsidiaries, and to Parent, unrelated to the proposed Transaction, for which UBS received compensation, including having acted as financial advisor to the Company in connection with its sale of a minority equity interest in Wheeling-Nisshin, Inc., having acted as financial advisor to Wheeling-Pittsburgh Corporation, a subsidiary of the Company (“WPC”), in connection with the previously proposed business combination involving WPC and Companhia Siderúrgica Nacional and in connection with the completed business combination between WPC and Esmark Incorporated, and having acted as an underwriter in connection with Parent’s November, 2006 offering of ordinary shares and global depositary receipts. UBS or an affiliate is a participant in a receivables financing facility of Parent for which UBS or an affiliate has received and continues to receive fees and interest payments. In addition, UBS has advised Parent in connection with a potential financing transaction and expects that, if Parent pursues such transaction, UBS will be retained by Parent in that connection to serve as its financial advisor and would receive compensation therefor. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

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The Board of Directors

Esmark Incorporated

June 25, 2008

Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender any shares of Company Common Stock in the Tender Offer or how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Parent, Acquisition Co. and the Company will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the businesses and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Company Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties and with Essar prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock (other than the Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

UBS SECURITIES LLC

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